04034175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

POST-EFFECTIVE AMENDMENT NO. 1

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Profound Beauty Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

32-02 Queens Blvd., Long Island City, New York 11101 (718) 472-6587
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Barbara Novick
Secretary
Profound Beauty Inc.
32-02 Queens Blvd., Long Island City, New York 11101 (718) 472-6587
(Name, address, including zip code, and telephone number,
including area code, of Agent for Service)

5122	41-2078593
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

ITEM 1. Significant Parties

(a) ISSUER'S DIRECTORS:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Barbara Novick

Home Address
65 Wildwood Drive
Laurel Hollow, New York 11791

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(b) ISSUER'S OFFICERS:

Nikos Mouyiaris
President and Chief Executive Officer

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Howard Friedensohn
Chief Operating Officer

Home Address
140 Trails End
Irvington, New York 10533

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Lawrence Weinstock
Chief Financial Officer

Home Address
4 West Mall Drive
West Hills, New York 11743

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Robert Salem
Executive Vice President and Chief Strategic Officer

Home Address
31 West 16th Street, Apt. 1
New York, New York 10011

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Stefany Reed
Vice President - Salon Business Development

Home Address
49 Old Pocasset Road
Johnston, Rhode Island 02919

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Kathleen Travers
Vice President – Marketing Communications

Home Address
317 East 74th Street
New York, New York 10021

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Barbara Novick
Secretary and Treasurer

Home Address
65 Wildwood Drive
Laurel Hollow, New York 11791

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(c) ISSUER'S GENERAL PARTNERS: N/A

(d) RECORD OWNERS OF 5 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(e) BENEFICIAL OWNERS OF 5 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(f) ISSUER'S PROMOTERS:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(g) ISSUER'S AFFILIATES:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Mana Products, Inc.
32–02 Queens Blvd.
Long Island City, New York 11101

Ariana Realty Company LLC
32–02 Queens Blvd.
Long Island City, New York 11101

Erno Laszlo LLC
32–02 Queens Blvd.
Long Island City, New York 11101

27-11 49th Avenue Realty LLC
32–02 Queens Blvd.
Long Island City, New York 11101

Electronic Engineering Systems, Inc.
1403 Greenbrier Parkway
Chesapeake, Virginia 23320

(h) ISSUER'S COUNSEL:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

(i) UNDERWRITER: Wien Securities Corp. ("Wien") will be serving as the broker-dealer.

(j) **UNDERWRITER'S DIRECTORS:**

Stephen S. Wien

Home Address
2528 NW 63rd Street
Boca Raton, Florida 33496

Business Address
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

Edith Wien

Home Address
2528 NW 63rd Street
Boca Raton, Florida 33496

Business Address
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

Arthur Genovesi

Home Address
57 Woods of Arden Road
Staten Island, New York 10312

Business Addres
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

(k) **UNDERWRITER'S OFFICERS:**

Stephen S. Wien

Home Address
2528 NW 63rd Street
Boca Raton, Florida 33496

Business Address
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

Edith Wien

Home Address
2528 NW 63rd Street
Boca Raton, Florida 33496

Business Address
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

Arthur Genovesi

Home Address
57 Woods of Arden Road
Staten Island, New York 10312

Business Addres
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

Lawrence Wien

Home Address
311 Cedar Court
Norwood, New Jersey 07648

Business Address
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

Brett Wien

Home Address
256 Broadway
Norwood, New Jersey 07648

Business Address
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

Nicole Wien

Home Address
73 Chuchill Road
Tenafly, New Jersey 07670

Business Address
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

Steven Winkler

Home Address
245 East 63rd Street
New York, New York 10021

Business Address
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

Keith Knox

Home Address
14 Tavano Road
Ossining, New York 10562

Business Address
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

Michael Waldner

Home Address
6 Heather Lane
Livingston, New Jersey 07039

Business *Address*
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

Sanford Whitehouse

Home Address
332 West 19th Street
New York, New York 10014

Business Address
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

Mark Leventhal

Home Address
90 Rodeo Drive
Syosset, New York 11791

Business Address
Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

(l) UNDERWRITER'S GENERAL PARTNERS: Not Applicable

(m) UNDERWRITER'S COUNSEL:

Murray Beckerman, Esq.
Spector & Feldman, LLP
800 Second Avenue
New York, New York 10017

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied: N/A.

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of Issuer (as hereinafter defined).

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Wien will serve as the broker-dealer for the placement of the Options in the following states or jurisdictions: New Jersey, Texas, Nevada, Virginia, Maryland, Delaware, Pennsylvania, and District of Columbia. With respect to each placement made by Wien, the Issuer will pay Wien a commission equal to 10% of the amount derived by multiplying the Option exercise price by the number of Options placed and an additional non-accountable expense allowance equal to 3% of the amount derived by multiplying the Option exercise price by the number of Options placed.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Issuer's President and Chief Operating Officer, as authorized Officers of Issuer, shall offer (grant) the securities (the options) to certain consultants and advisors of Issuer, and to certain principals, employees and consultants of Issuer's customers based on such individual's contribution to Issuer in the following states:

New York, Florida, New Hampshire, Georgia, Arizona, California, Connecticut, Maine, Massachusetts, Rhode Island, Vermont, New Mexico, Illinois, Wisconsin, Colorado and Ohio.

There will not be any commissions or remuneration to Issuer's President and Chief Operating Officer in connection with the grant of Issuer's options.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A:

PROFOUND BEAUTY INC.
(A NEW YORK CORPORATION AND PREDECESSOR OF ISSUER) [(1)]

NAME	NUMBER OF SHARES OF COMMON STOCK (PAR VALUE $0.001 PER SHARE)	DATE ISSUED	AGGREGATE OFFERING PRICE/ CONSIDERATION PAID
Nikos Mouyiaris	12,888,020	02/10/03	$ 64,440.10
Howard Friedensohn	32,780	10/29/03	$ 163.90
John Gillespie	15,200	10/29/03	$ 76.00
Joseph Salem	25,000	10/29/03	$ 125.00
Joseph Salem, Jr.	7,500	10/29/03	$ 37.50
Howard Jacoby	7,500	10/29/03	$ 37.50
Walter Thomas	24,000	10/29/03	$ 120.00

(1) The New York corporation, Profound Beauty Inc. ("NY Profound"), was merged into Issuer on November 21, 2003, with Issuer being the surviving entity, and the above listed individuals in exchange for their shares of common stock in NY Profound received an equal amount of shares of common stock of Issuer.

ISSUER

Name	Number of Shares of Common Stock (Par Value $0.001 Per Share) Issued Pursuant to Issuer's 2003 Restricted Stock Plan	Date Issued	Aggregate Offering Price/ Other Consideration	Aggregate Value
Robert Salem	991,000	12/24/03	Employee of Issuer	$29,730
Philip Wilson	300,000[(1)]	12/24/03	Consultant of Issuer	$ 9,000
Mary Wilson	300,000[(2)]	12/24/03	Employee of Issuer	$ 9,000
Howard Friedensohn	300,000	12/24/03	Employee of Issuer	$ 9,000
Barbara Novick	50,000	12/24/03	Employee of Issuer	$ 1,500
Lawrence Weinstock	15,000	12/24/03	Employee of Issuer	$ 450
Walter Thomas	28,000	12/24/03	Consultant of Issuer	$ 840
Cheryl Esposito	5,000[(3)]	12/24/03	Employee of Issuer	$ 150
Stefany Reed	20,000	12/24/03	Employee of Issuer	$ 600
Phil Fennell	15,000	12/24/03	Consultant of Issuer	$ 450
Maria Laguardia	25,000	12/24/03	Employee of Issuer	$ 750
Alex Michail	10,000	12/24/03	Employee of Issuer	$ 300
Shari Schneider	10,000	12/24/03	Employee of Issuer	$ 300
Darcy Novick	5,000	12/24/03	Employee of Issuer	$ 150
Apostolos Mouyiaris	50,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 1,500
Doina Sandulache	25,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 750
Chetram Ramlachan	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Girjahnand Pawaroo	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Peter Zorpas	6,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 180
Eric West	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Chris Raftis	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
David Chan	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Deonarain Bisram	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Bernard Stines	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Vicky Perella	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Gina Rokose	10,000[(4)]	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Edward Ewankov	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Chi Man Lee	2,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 60

Name	Number of Shares of Common Stock (Par Value $0.001 Per Share) Issued Pursuant to Issuer's 2003 Restricted Stock Plan	Date Issued	Aggregate Offering Price/ Other Consideration	Aggregate Value
Dimitrios Zizilas	2,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 60
George Kouis	2,000[(5)]	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 60

(1) Philip Wilson's consulting arrangement with Issuer terminated on February 27, 2004. Upon such termination, Mr. Wilson forfeited all shares of Common Stock that were granted to him pursuant to Issuer's 2003 Restricted Stock Plan.

(2) Mary Wilson's employment with Issuer terminated on February 27, 2004. Upon such termination, Ms. Wilson forfeited all shares of Common Stock that were granted to her pursuant to Issuer's 2003 Restricted Stock Plan.

(3) Cheryl Esposito's employment with Issuer terminated on April 16, 2004. Upon such termination, Ms. Esposito forfeited all shares of Common Stock that were granted to her pursuant to Issuer's 2003 Restricted Stock Plan.

(4) Gina Rokose's employment with Mana Products, Inc. terminated on March 30, 2004. Upon such termination, Ms. Rokose forfeited all shares of Common Stock that were granted to her pursuant to Issuer's 2003 Restricted Stock Plan.

(5) George Kouis' employment with Mana Products, Inc. terminated as of April 30, 2004. Upon such termination, Mr. Kouis forfeited all shares of Common Stock that were granted to him pursuant to Issuer's 2003 Restricted Stock Plan.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable as no such securities have been sold.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

Issuer believes that the aforementioned sale and grant of Issuer's securities were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) of the Securities Act ("Section 4(2)") (for the securities issued on February 10, 2003 and October 29, 2003 (collectively the "Initial Securities")) and Rule 701 of the General Rules and Regulations under the Securities Act ("Rule 701") (for the securities issued pursuant to Issuer's 2003 Restricted Stock Plan on December 24, 2003 (the "Restricted Securities")). The sale of the Initial Securities involved securities not offered to the public, and the grant of the Restricted Securities was pursuant to a written compensatory benefit plan.

Issuer was eligible to issue the Initial Securities based on a Section 4(2) exemption because:

(a) there were a limited amount of offerees (the Initial Securities were only offered to seven individuals);

(b) most of the offerees are accredited investors as defined in Rule 501 of Regulation D under the Securities Act, all of the offerees had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of their investment in Issuer and/or had a relationship with Issuer at the time of the issuance; and

(c) the offering was made directly by Issuer to the offerees, rather than through the facilities of public distribution such as investment bankers or the securities exchanges.

Issuer was eligible to issue the Restricted Securities based on a Rule 701 exemption because:

(i) the Restricted Securities were offered pursuant to a written compensatory benefit plan (Issuer's 2003 Restricted Stock Plan);

(ii) the recipients of the Restricted Securities were all either employees, directors, officers, consultants or advisors (within the meaning of Rule 701) of Issuer or of a majority-owned subsidiary of Issuer's parent; and

(iii) the aggregate sales price or amount of securities issued in reliance on Rule 701 during any consecutive 12-month period did not exceed:

(a) $1,000,000;

(b) 15% of the total assets of Issuer; or

(c) 15% of the outstanding amount of a class of securities being granted by Issuer.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No additional offering is contemplated. However, as described in "Risk Factor — Issuer Has Substantial Future Capital Requirements, It Is Possible That Issuer Will Not Be Able To Obtain Additional Financing That May Be Required, This Would Have A Material Adverse Effect On The Operations Of Issuer", Issuer's future growth is dependent on Issuer's ability to generate a cash flow or obtain a future equity or debt financing.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

None;

(2) To stabilize the market for any of the securities to be offered:

None; and

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed:

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in Issuer or any of its parents or subsidiaries or was connected with Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No such expert has been named in this offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

On June 4, 2004, the Issuer issued a press release announcing that the Securities and Exchange Commission declared that the Issuer's Regulation A Offering Statement qualified for the exemption under Regulation A. In accordance with Rule 254, the press release was submitted to the Securities and Exchange Commission prior to its release.

PART II — OFFERING CIRCULAR

ITEM 1. Cover Page

Profound Beauty Inc.
32–02 Queens Blvd.
Long Island City, New York 11101
(718) 472-6587

June 28, 2004

4,000,000 Stock options to purchase 4,000,000 shares of Issuer's common stock, par value $0.001 per share, at an exercise price of $.10 per share (the "Options").

4,000,000 shares of Issuer's common stock, par value $.001 per share, reserved for issuance upon the exercise of the Options.

Profound Beauty Inc. ("Issuer") intends to grant to (i) certain consultants and advisors of Issuer ("Advisor Grantees") in connection with them being members of Issuer's Board of Advisors ("Board of Advisors"); and (ii) certain principals, employees and consultants of Issuer's customers ("Salon Grantees", and collectively with Advisor Grantees, "Grantees"), Options to purchase up to 4,000,000 shares of Issuer's common stock, par value $0.001 per share, ("Common Stock") pursuant to Issuer's 2003 Profound Incentive Equity (PIE) Stock Option Plan (the "Plan"). Options to purchase up to 3,700,000 shares of Common Stock will be allocated to Salon Grantees and Options to purchase up to 300,000 shares of Common Stock will be allocated to Advisor Grantees. Issuer will receive no proceeds related to this offering from the grant of the Options. However, upon the exercise of the Options, Issuer will receive $400,000 assuming all of the Options are granted, fully vested and exercised. The exercise of each of the Options shall entitle the Grantees to one share of Common Stock.

On May 18, 2004, the Securities and Exchange Commission declared the Issuer's Regulation A Offering Statement qualified for the exemption under Regulation A. The Issuer commenced the offering on such date. This offering qualifies the grant of the Options and the 4,000,000 shares of Common Stock reserved for issuance upon the exercise of the Options. The Issuer is filing this post-effective amendment to reflect the fact that a registered broker-dealer is required to be engaged to place the Options in several jurisdictions as provided herein.

Options may be granted until May 18, 2006.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE ITEM 3 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This offering has been registered in the following states:

STATE	FILE NO.	EFFECTIVE DATE
New York	Filed	Upon Filing
New Hampshire	To come	To come
Florida	49471-001	To come
Georgia	SC-48595	05/18/04
New Jersey	To come	To come
Arizona	To come	To come
California	To come	To come
Texas	To come	To come
Nevada	To come	To come
Connecticut	To come	To come
Maine	To come	To come
Massachusetts	To come	To come
Rhode Island	To come	To come
Vermont	05/12/04-12	05/26/04
New Mexico	To come	To come
Virginia	To come	To come
Maryland	To come	To come
Delaware	To come	To come
Pennsylvania	To come	To come
Illinois	To come	To come
Wisconsin	To come	To come
District of Columbia	To come	To come
Colorado	2004-27-132	05/20/04
Ohio	To come	To come

ITEM 2. Distribution Spread

This table reflects the grant of the Options and the issuance of the Common Stock upon the exercise of the Options.

	PRICE TO PUBLIC	UNDERWRITING DISCOUNT AND COMMISSIONS	PROCEEDS TO ISSUER OR OTHER PERSONS
PER UNIT TOTAL	.10 (1)(2)	$ .004 (3)	$ .096 (4)
TOTAL MINIMUM	$ 0	$ 0	$ 0
TOTAL MAXIMUM	$ 400,000 (1)(4)	$ 16,000 (3)	$ 384,000 (4)

(1) The Options will be distributed by grant.

(2) Exercise price of the Option.

(3) With respect to placement of the Options in Delaware, District of Columbia, Maryland, New Jersey, Nevada, Pennsylvania, Texas and Virginia, the Issuer has engaged the services of Wien Securities Corp. ("Wien"), a registered broker-dealer in such jurisdictions. The Issuer has agreed to pay Wien a commission and a non-accountable expense allowance which in the aggregate equals 13% of the amount derived by multiplying the Option exercise price by the number of Options placed by Wien. Issuer currently anticipates that Options to purchase 1,230,769 shares will be placed by Wien. Accordingly, the commission and non-accountable expense allowance payable to Wien are anticipated to be $16,000.

(4) The maximum proceeds to Issuer if all of the Options are granted, fully vested and exercised.

The amount of Issuer's expenses in connection with this offering is approximately $216,000. These expenses include approximately $165,000 for legal fees, approximately $35,000 for accounting and other expenses, and approximately $16,000 for commissions and non-accountable expense allowance to Issuer's broker-dealer. Issuer will be responsible for all of the expenses associated with this offering. Issuer is not depending on the proceeds from this offering to pay such expenses.

ITEM 3. Summary Information, Risk Factors and Dilution

Issuer is a development stage company that has generated limited revenues and has incurred losses since the inception of its predecessor, Profound Beauty Inc., a New York corporation ("NY Profound"), on January 30, 2003. NY Profound was merged into the newly formed Issuer (Issuer was formed on November 18, 2003) on November 21, 2003, with Issuer being the surviving entity (hereinafter NY Profound and Issuer shall collectively be referred to as "Issuer" or the "Company").

Issuer is engaged in the marketing and distribution of professional hair care products to prestige beauty salons in the United States. Issuer is also engaged in educating salon owners and their employees in the use of Issuer's patent pending business methods, which are designed to improve a salon's sales and operating performance, and which may also enhance the sales of Issuer's products. Through a comprehensive series of initiatives targeting the beauty services industry, Issuer intends to help salons to which Issuer sells its products ("Participating Salons") increase their sales of beauty services and products. These initiatives include how Participating Salons may brand and market their services with Issuer's products. Key to Issuer's initiatives is Issuer's brand, Profound™. Issuer's hair care products are tightly integrated with the services that attract clients to salons and which are delivered to those clients in each service appointment ("Session"). The Profound™ brand represents an opportunity for Participating Salons to expand their overall offering with Profound™ products specific to each Session.

The Profound™ trademark is currently licensed by Mana Products, Inc. ("Mana") to Issuer pursuant to a trademark license agreement dated March 10, 2004 (the "Trademark License Agreement"). Pursuant to the Trademark License Agreement, Issuer has the right to acquire ownership of the Profound™ trademark for nominal consideration. The Chief Executive Officer and majority stockholder of both Issuer and Mana is Nikos Mouyiaris. Mr. Mouyiaris also serves on the Board of Directors (the "Board") for both companies.

Issuer presently purchases substantially all of its finished good inventory requirements from Mana. Issuer has additionally contracted with another manufacturer to make scented candles which will be sold by Issuer to Participating Salons for either resale or merchandising purposes. Additionally, Issuer outsources certain logistical, administrative and other services from Mana.

The purpose of this offering is to provide an incentive to Issuer's consultants and advisors, and to others in the salon industry, to enhance the value of Issuer. The Options will be granted at Issuer's sole discretion.

Issuer intends to grant to Advisor Grantees (Advisor Grantees shall serve on Issuer's Board of Advisors as advisors to Issuer and also be involved in the promotion of Issuer's business objectives) and to Salon Grantees Options to purchase up to 4,000,000 shares of Issuer's Common Stock pursuant to the Plan, with Options to purchase up to 3,700,000 shares of Common Stock allocated to Salon Grantees, and Options to purchase up to 300,000 shares of Common Stock allocated to Advisor Grantees. There will be no proceeds from this offering to Issuer at the time of the grant of the Options. However, upon the exercise of the Options, Issuer will receive $400,000 if all of the Options are granted, fully vested and exercised. Options are currently being granted under the Plan and may be granted until May 18, 2006.

Issuer intends to periodically grant Options to Advisor Grantees and to Salon Grantees. Grants made to Advisor Grantees shall vest over a five (5) year period (with 20% of each such Advisor Grantee's Options vesting on the anniversary of the date of grant for five (5) consecutive years) and be subject to each Advisor Grantee's continued participation on Issuer's Board of Advisors. Grants made to Salon Grantees shall vest fully (100%) on the two (2) year anniversary of the grant of such Options and be subject to each Salon Grantee's continued employment or consultancy with his/her respective Participating Salon and such Participating Salon's continued relationship with Issuer. All grants of the Options will be offered on behalf of Issuer by Mr. Mouyiaris or Mr. Friedensohn (the Chief Operating Officer of Issuer), or by Wien in jurisdictions where a broker-dealer is required. The termination of a Advisor Grantee's participation on Issuer's Board of Advisors, or the termination of a Salon Grantee's employment or consultancy with his or her respective Participating Salon or a salon ceasing to be a Participating Salon, will not affect previously vested and unexercised Options, other than that such Options must be exercised within ninety (90) days after a Liquidity Event (as such term is defined in the Plan).

From the inception of its predecessor on January 30, 2003 through December 31, 2003, Issuer achieved a net loss of $2,813,271 on net revenues of $37,101, corresponding to a basic net loss per share of $(.22).

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY ISSUER CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

Below is a discussion (listed in the order of importance) of the risk factors to an investor in this offering in view of all facts and circumstances, or which otherwise make this offering speculative or one of high risk. Specifically, you should be aware of those factors which constitute the greatest threat that your investment will be lost in whole, or in part, or not provide an adequate return. Before you invest in the offering as described in this circular, you should carefully consider these risk factors, as well as all other information contained in this offering circular.

ISSUER IS DEPENDENT UPON A RELATED PARTY (MANA) AND IF SUCH RELATIONSHIP TERMINATES, ISSUER MAY BE UNABLE TO FIND AN ACCEPTABLE ALTERNATIVE SUPPLIER

Issuer presently purchases substantially all of its finished good inventory requirements as well as outsources certain logistical, administrative and other services from Mana, an affiliated entity (the "Mana Arrangements"). Issuer has additionally contracted with another manufacturer to make scented candles which will be sold by Issuer to Participating Salons for either resale or merchandising purposes. Mana is a 28 year old diversified beauty products manufacturer and distributor, majority owned by Mr. Mouyiaris. There can be no assurance that Mana will be able to continue to meet Issuer's requirements, particularly with respect to finished good inventory requirements, nor can there be any assurance that Issuer would be able to find an acceptable alternate supplier if Mana were to interrupt such supply of goods or services. Either situation would have a material adverse effect on Issuer. Issuer believes that the Mana Arrangements are fair to Issuer and comply with Section 144 of the Delaware General Corporate Law. Issuer has entered into the Trademark License Agreement with Mana relating to the use of the Profound name.

THE CHIEF EXECUTIVE OFFICER AND CONTROLLING STOCKHOLDER OF MANA IS THE CHIEF EXECUTIVE OFFICER AND CONTROLLING STOCKHOLDER OF ISSUER (NIKOS MOUYIARIS), THUS THERE IS A CONFLICT OF INTEREST FOR MR. MOUYIARIS WITH RESPECT TO THE INTERESTS OF ISSUER AND MANA

Mr. Mouyiaris' positions as Chief Executive Officer, President and majority stockholder of both Issuer and Mana (Mr. Mouyiaris is a 92% owner of Mana and his wife owns the other 8%) are a conflict of interest as a result of Mr. Mouyiaris' positions of control for both companies and the Mana Arrangements, pursuant to which Issuer incurred charges from Mana for $1,000,769 from Issuer's inception through December 31, 2003. Issuer and Mana are related parties, thus the Mana Arrangements were not entered into at arm's length. As a result of this conflict of interest, it is possible that Issuer could be paying an above market rate for the Mana Arrangements. However, Issuer believes that the Mana Arrangements are fair and comply with Section 144 of the Delaware General Corporation Law.

ISSUER HAS A LIMITED RELEVANT OPERATING HISTORY, THUS THERE CAN BE NO ASSURANCE THAT ISSUER WILL BE SUCCESSFUL IN ITS SHIFT FROM DEVELOPMENT TO COMMERCIALIZATION OF ITS PRODUCTS

Issuer has a limited operating history upon which an evaluation of Issuer's prospects can be made. Such prospects must be considered in light of risks, expenses and difficulties frequently encountered in the establishment of a new company and the development of a new product in a continually evolving industry, as well as the risks, expenses and difficulties encountered in the shift from development to commercialization of a new product.

ISSUER MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT ITS DISTRIBUTION, THUS THERE IS NO CERTAINTY THAT ISSUER WILL EVER REACH PROFITABILITY

There can be no assurance that Issuer will be able to implement successfully its distribution and marketing strategies, generate significant revenues, or ever achieve profitable operations. From Issuer's inception on January 30, 2003 through December 31, 2003, Issuer incurred losses aggregating $2,813,271.

ISSUER HAS SUBSTANTIAL FUTURE CAPITAL REQUIREMENTS AND IT MAY NOT BE ABLE TO OBTAIN THE NECESSARY ADDITIONAL FINANCING TO ENABLE IT TO CONTINUE ITS OPERATIONS

Issuer's capital requirements have been and will continue to be significant. To date, Issuer has financed its capital requirements principally through equity investments by its majority stockholder. There are no arrangements or commitments for any further investments, loans or advances from the majority stockholder or any other person or entity. Issuer's future expansion, if any, will be dependent upon the capital resources available to Issuer and cash flow from Issuer's operations. Issuer's future growth is dependent on Issuer's ability to generate a cash flow or obtain a future equity or debt financing. A significant amount of additional investment (between $4,000,000 and $8,000,000) will be required in order for Issuer to continue to conduct its product development, marketing, distribution, technology development and general administrative activities. There can be no assurance that Issuer will be able to obtain financing for such purposes or that any financing will be available in amounts required or on terms acceptable to Issuer.

IF ISSUER'S MANAGEMENT IS UNABLE TO ANTICIPATE AND MANAGE ISSUER'S GROWTH, ISSUER WILL BE UNABLE TO SUCCESSFULLY EXPAND ITS OPERATIONS

In order for Issuer to continue to expand successfully, Issuer's management will be required to anticipate the changing and increasing demands of Issuer's growing operations and to implement appropriate operating procedures and systems. There can be no assurance that management will correctly anticipate these demands or successfully implement these procedures and systems on a timely basis. Issuer's success will also depend, in part, upon its ability to integrate effectively into its operations new key employees, new brands, and relationships with new suppliers and new customers, including those associated with any future acquisitions. Issuer believes, but cannot assure, that it will be able to achieve such integration. Issuer also will need to review continually the adequacy of its management information systems, including its inventory and distribution systems. Failure to upgrade its information systems or unexpected difficulties encountered with these systems during expansion could have a material adverse effect on the business, financial condition and results of operations of Issuer.

THERE CAN BE NO ASSURANCE THAT ISSUER WILL BE ABLE TO EXPAND ITS DISTRIBUTION OPERATIONS

Issuer's strategy is to continue to expand its distribution business and to sign up additional Participating Salons. There can be no assurance that Issuer will be successful in maintaining or increasing its distribution business. Currently, Issuer has no agreements or commitments to develop or acquire additional brands or additional exclusive distribution, license or supply arrangements. There can be no assurance that Issuer will be successful in developing or identifying, negotiating and consummating any such acquisitions or arrangements or that the terms of any such acquisitions or arrangements that may be available will be acceptable to Issuer.

INTENSE COMPETITION IN ISSUER'S INDUSTRY COULD IMPAIR ISSUER'S ABILITY TO EXPAND AND ACHIEVE PROFITABILITY

The professional beauty industry is highly competitive and at times subject to rapidly changing customer preferences and industry trends. Issuer competes with a large number of distributors and manufacturers, many of which have significantly greater financial, marketing, distribution, personnel and other resources than Issuer, thereby permitting such companies to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into the market and introduce new products. Issuer's products compete for customer recognition and shelf space with salon products which have achieved significant international, national and regional brand name recognition and consumer loyalty. Issuer's products also compete with new products, which are regularly introduced and accompanied by substantial promotional campaigns. These factors, as well as demographic trends, international, national, regional and local economic conditions, discount pricing strategies by competitors and direct sales by manufacturers to Issuer's customers, could result in increased competition for Issuer and could have a material adverse effect on the financial condition and results of operations of Issuer.

THE ABILITY OF ISSUER TO SUCCESSFULLY MANAGE ITS BUSINESS DEPENDS ON ITS ABILITY TO RETAIN CERTAIN KEY EMPLOYEES

The success of Issuer depends to a significant extent upon the performance of its management team. Issuer's future operations could be materially adversely affected if the services of any of Issuer's senior executives were to cease to be available to Issuer. In particular, Issuer is dependent on Mr. Mouyiaris, its President and Chief Executive Officer, and Robert Salem, its Executive Vice President and Chief Strategic Officer, both of whom have extensive experience in the professional beauty industry. Issuer does not have an employment agreement with either Mr. Mouyiaris or Mr. Salem.

ISSUER'S SALES AND PROFITABILITY MAY BE AFFECTED BY SEASONALITY AND FLUCTUATIONS IN SALES VOLUME, SUCH FLUCTUATIONS MAY HAVE A MATERIAL ADVERSE EFFECT ON ISSUER'S OPERATIONS

Issuer's sales and profitability may vary from quarter to quarter as a result of a variety of factors, including the timing of signing up Participating Salons, the timing of purchases by those Participating Salons, and changes in domestic or international competitive pricing pressures.

ISSUER WILL BE UNABLE TO OBTAIN A SUITABLE LEVEL OF PROFITABILITY IF IT FAILS TO CONTROL ITS PRODUCT COSTS

It is expected to be a continuous challenge to management to keep the costs of Issuer's products sufficiently low to allow them to be competitively priced but with a sufficient gross margin to obtain a suitable level of profitability for Issuer. Any inability to successfully purchase products at a commercially competitive cost, particularly in instances in which Issuer has made significant capital expenditures, could have a material adverse effect on Issuer, possibly even leading to its ultimate failure.

THERE CAN BE NO CERTAINTY THAT ISSUER'S PRODUCTS WILL BE ACCEPTED IN THE MARKET PLACE, NON-ACCEPTANCE OF ISSUER'S PRODUCTS IN THE MARKET PLACE MAY PREVENT ISSUER FROM EVER PRODUCING SIGNIFICANT REVENUES OR PROFITS

Issuer's products have not been commercially available in any significant quantity within the industry. There can be no assurance that Issuer's products will be perceived as acceptable or that any significant market for the products ultimately will be achieved. There can be no assurance that the products ultimately will prove effective or attractive enough to ever produce significant revenues or profits for Issuer. The willingness of a meaningful number of potential customers to pay a given sales price will have a significant influence on the ability of Issuer to develop and sustain viable markets for the product.

THERE IS NO CERTAINTY THAT CUSTOMERS WILL BE WILLING TO PURCHASE ISSUER'S PRODUCTS AT THE COMMERCIAL SELLING PRICE OF SUCH PRODUCTS, FAILURE BY ISSUER TO OBTAIN THE COMMERCIAL SELLING PRICE FOR ITS PRODUCTS MAY PREVENT IT FROM DEVELOPING AND SUSTAINING A MARKET FOR ITS PRODUCTS

The willingness of a meaningful number of potential customers to pay any given sales price will have a significant influence on the ability of Issuer to develop and sustain viable markets for the products.

THE PATENTS AND TRADEMARKS THAT PROTECT ISSUER'S INTELLECTUAL PROPERTY MAY NOT ADEQUATELY PROTECT SUCH INTELLECTUAL PROPERTY, SUCH LACK OF PROTECTION MAY HAVE A MATERIAL ADVERSE EFFECT ON ISSUER'S OPERATIONS

Issuer expects to rely in part on patents and trademarks for protection of the intellectual property rights surrounding its products and its business methods. There can be no assurance that the crucial claims under existing and any future patent and trademark applications ultimately will be granted or that the patents and trademarks will be issued, either domestically or internationally; that all critical aspects of Issuer's products will be covered by patents and trademarks; that its products do not and will not infringe on the patent rights and trademarks of others; or that others will not make use of certain of Issuer's products and business methods. There can be no assurance that future patents and trademarks, if any, would be deemed valid if tested or that Issuer would have sufficient resources to adequately prosecute claims against those who may infringe upon any patents and trademarks that may be granted to it.

Issuer's current pending patent is entitled "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR AND A KIT OF PROPORTIONAL SHAMPOOS AND CONDITIONERS FOR PRACTICING THE METHOD". Issuer believes that the failure to obtain this patent could have a material adverse effect on its operations. The invention is a method for diagnosing and appropriately cleansing and conditioning hair. It includes the steps of evaluating characteristics of the hair and the scalp and then cleansing and conditioning the hair with a shampoo and conditioner which are selected, based upon the results of the evaluation, from a kit having a number of shampoos and conditioners. The shampoos and conditioners in the kit include graduated amounts of surfactants and conditioning polymers, so that a shampoo and a conditioner most suitable for a specific hair and scalp may be selected and used. There can be no assurance that this pending patent will be granted to Issuer.

THERE IS NO PUBLIC MARKET FOR ISSUER'S SECURITIES AND THERE CAN BE NO ASSURANCE THAT A PUBLIC MARKET WILL EVER DEVELOP IN THE FUTURE, AS A RESULT GRANTEES MAY BE UNABLE TO DISPOSE OF THEIR OPTIONS AND/OR THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS

There is currently no public market for Issuer's Common Stock and there can be no assurance that a public market will develop in the future. As a result, investors may be unable to dispose of their investment at the time they desire to do so. The Options offered hereby have been qualified with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended, and Regulation A promulgated thereunder and, as such, the shares of Common Stock which may be issued upon the exercise of the Options will be freely tradable under the federal securities laws subject to Issuer transfer restrictions as provided in the Plan (see RISK FACTOR — THERE ARE CERTAIN TRANSFER RESTRICTIONS ON THE OPTIONS AND ON THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS, THESE TRANSFER RESTRICTIONS MAY IMPEDE GRANTEES' ABILITY TO EVER DISPOSE OF THEIR OPTIONS AND/OR THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS). However, the Options have been registered in only a limited number of states and, under the laws of most states, the Options granted pursuant to this offering may not be subsequently sold or otherwise transferred to persons who are residents of any state in which the Options have not been registered unless they are subsequently registered or an exemption from the applicable state's registration requirements exists with respect to such sale or transfer. Following the offering, Issuer will be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, as amended. The vast majority of all broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Additionally, the absence of a firm underwriter, the relatively small size of the offering and the nature of Issuer as a "non-reporting" issuer translates into the possibility that a regular trading market will never develop. Consequently, the investors may not be able to liquidate their investment and should be prepared to hold the

Options or the shares of Common Stock which may be issued upon the exercise of the Options for an indefinite period. Additionally, the Plan only permits the transfer of Options in limited circumstances.

THERE ARE CERTAIN TRANSFER RESTRICTIONS ON THE OPTIONS AND ON THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS, THESE TRANSFER RESTRICTIONS MAY IMPEDE GRANTEES' ABILITY TO EVER DISPOSE OF THEIR OPTIONS AND/OR THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS

Pursuant to the terms of the Plan, the Options granted pursuant to this offering are not transferable. Additionally, pursuant to the terms of the Plan, shares of Common Stock issued upon the exercise of the Options may not be transferred until the earlier of December 31, 2008 or a Liquidity Event (as such term is defined in the Plan).

ISSUANCE OF ADDITIONAL STOCK BY ISSUER WOULD ADVERSELY EFFECT THE VOTING AND OTHER RIGHTS THAT HOLDERS OF THE OPTIONS WILL OBTAIN UPON THE EXERCISE OF THE OPTION

The current authorized capital of Issuer consists of (i) a total of 40,000,000 shares of Common Stock and (ii) a total of 10,000,000 shares of Issuer preferred stock ("Preferred Stock"). Currently, there are 14,644,000 shares of Common Stock issued and outstanding (including 1,644,000 shares of Common Stock issued under the 2003 Restricted Stock Plan). Additionally, 4,000,000 shares of Common Stock have been reserved for the Plan. The Board, without any action by Issuer's stockholders, is authorized to issue additional shares of Common Stock or Preferred Stock. The ability of the Board to issue additional shares of Common Stock or Preferred Stock could adversely affect the voting power and/or the other rights that the holders of the Options would obtain upon the exercise of the Options.

CERTAIN EXISTING STOCKHOLDERS WILL BE ABLE TO EXERT CONTROL OVER MINORITY STOCKHOLDERS, THUS MINORITY STOCKHOLDERS WILL NOT BE ABLE TO INFLUENCE THE OUTCOME OF ISSUER'S MATTERS

Currently, Issuer has 14,644,000 shares of Common Stock issued and outstanding (including 1,644,000 shares of Common Stock issued under the 2003 Restricted Stock Plan). If all of the Options in this offering are granted, fully vested and exercised and no other shares are issued, current stockholders will own approximately 78.5% (of which Mr. Mouyiaris would own 69.1%) on a fully diluted basis of the then outstanding Common Stock. If 10% of the Options in the offering are granted, fully vested and exercised and no other shares are issued, current stockholders will own approximately 97.3% (of which Mr. Mouyiaris would own 85.7%) on a fully diluted basis of the then outstanding Common Stock. As such, the Option holders, upon exercise of the Options (regardless of the percentage exercised), will be minority stockholders of Issuer, and although entitled to vote on any matters that require stockholder approval, will not necessarily control or significantly influence the outcome of such matters. Accordingly, the current stockholders likely will be able to elect all of the Directors of Issuer and otherwise direct the affairs of Issuer.

THE ISSUANCE OF ADDITIONAL SHARES OF ISSUER'S COMMON STOCK OR PREFERRED STOCK, OR THE ISSUANCE AND EXERCISE OF ADDITIONAL OPTIONS WILL DILUTE THE OWNERSHIP PERCENTAGE OF THEN EXISTING STOCKHOLDERS

Dilution may result from the issuance of additional shares of Common Stock or shares of Preferred Stock, including but not limited to Common Stock issued pursuant to Issuer's 2003 Restricted Stock Plan (the "Restricted Stock"), or from the exercise of additional Options or warrants that may be granted by Issuer. In this regard, Issuer intends to issue additional shares of Restricted Stock to Directors, Officers, employees, consultants, lenders and investors. In the event shares are issued, this would have the effect of diluting the ownership interest of existing stockholders and also would have the effect of diluting the net tangible book value per share of the then outstanding shares of Common Stock.

ISSUER'S SECURITIES MAY BECOME SUBJECT TO PENNY STOCK REGULATION, WHICH COULD NEGATIVELY AFFECT THE FUTURE TRADING ACTIVITIES OF ISSUER'S SECURITIES

The Commission has adopted rules that regulate broker-dealer practices in connection with actions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If Issuer's Common Stock becomes subject to the penny stock rules, investors in this offering may find it more difficult to sell their shares. In any event, any broker-dealer who participates in selling shares in an offering will have to do so in compliance with the penny stock rules.

ISSUER'S ARTICLES OF INCORPORATION PROVIDE CERTAIN LIMITATIONS ON THE LIABILITY OF ISSUER'S DIRECTORS AND OFFICERS, WHICH COULD LIMIT THE ABILITY OF STOCKHOLDERS TO COLLECT MONETARY DAMAGES SUFFERED BY ISSUER'S STOCKHOLDERS

As authorized by Delaware General Corporate Law (the "Corporation Statute"), Issuer's Articles of Incorporation provide that no Director or Officer of Issuer shall be personally liable to Issuer or its stockholders for damages for breach of any duty owed to Issuer or its stockholders, except for liability of any breach of duty based upon an act or omission that involves intentional misconduct or a knowing violation of law, conduct resulting in an unlawful distribution of Issuer's assets in violation of the Corporation Statute or any transaction for which such person will receive a benefit in money, property or services to which such person is not legally entitled. The effect of the provision in the Articles of Incorporation is to eliminate the rights of Issuer and its stockholders (through stockholders' derivative suits on behalf of Issuer) to recover monetary damages against a Director or Officer for breach of a duty of a Director or Officer (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above. The provision does not omit or eliminate the rights of Issuer or any stockholder to seek non-monetary relief such as an injunction or a rescission in the event of a breach of a Director's or Officer's duty. In addition, the Articles of Incorporation provide that if the Corporation Statute is amended to authorize the further elimination or limitation of the liability of a Director or Officer, then the liability of the Directors and Officers shall be eliminated or limited to the fullest extent permitted by such statute. These provisions will not alter any liability of Directors and Officers under federal or state securities laws. The foregoing provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from Directors or Officers and may discourage litigation against Directors or Officers, which is its purpose.

THE RECEIPT OF THE OPTION COULD HAVE NEGATIVE TAX CONSEQUENCES ON GRANTEES

Salon Grantees: The receipt of the Options pursuant to the Plan by a Salon Grantee may constitute taxable income to such Salon Grantee in an amount equal to the fair market value of the Options (which amount may be added to the basis of the stock issued upon the exercise of the Options). No further gain or loss should be recognized by a Salon Grantee upon the exercise of the Options.

Advisor Grantees: The receipt of the Options pursuant to the Plan by an Advisor Grantee will not constitute taxable income to such Advisor Grantee on the date of grant. Advisor Grantees may be subject to taxation upon exercise of such Options in an amount equal to the excess of the fair market value of the Issuer's Common Stock on the date of exercise over the exercise price of such Options. This excess would be treated as ordinary compensation income to the Advisor Grantee and will be reported by the Issuer to the Internal Revenue Service ("IRS") on Form 1099MISC.

No ruling from the IRS has been sought by Issuer and it is possible that the IRS may not agree with the tax treatment described above. Grantees are urged to contact their own tax advisors as to the appropriate federal, state and local tax consequences to them of the receipt and exercise of the Options.

IT IS UNLIKELY THAT ISSUER WILL PAY DIVIDENDS

Issuer has never paid cash dividends. Issuer intends to retain any future earnings to finance its growth. Accordingly, Issuer does not anticipate paying any dividends in the future.

DILUTION

Issuer's net tangible book value as of December 31, 2003 was $719,559, or approximately $.05 per share of Common Stock. Net tangible book value represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding.

After giving pro forma effect to the exercise of the 4,000,000 Options into 4,000,000 shares of Common Stock, and the receipt of $328,145 by Issuer in net proceeds (which reflects the $400,000 of gross proceeds of this offering minus an estimated $71,875 of expenses relating to this Offering that the Issuer will still incur subsequent to December 31, 2003), as of December 31, 2003, the net tangible book value of Issuer would have been $1,047,684, or approximately $.05 per share. This would have represented no immediate change in net tangible book value per share to existing stockholders but an immediate dilution of $.05 per share to Grantees exercising the Options in this offering.

The following table illustrates this dilution:

Exercise price per share in this offering		$.10
Net tangible book value per share before pro forma exercise	$.05	
Change per share attributable to exercise by Grantees	$.00	
Pro forma net tangible value per share after exercise	$.05	$.05
Dilution per share to Grantees		$.05

The following table shows the difference between existing stockholders and Grantees with respect to the number of shares purchased or exercised, the total consideration paid for purchase or exercise and the price paid per share for purchase or exercise, assuming all Options are granted, fully vested and exercised and there are no other equity transactions involving Issuer:

	Number of Shares		Total Consideration		Average Price
	Amount	Percent	Amount	Percent	Per Share
Existing stockholders	15,261,000	79.23%	$ 132,830(1)	28.82%	$.009
Grantees	4,000,000	20.77%	$ 328,125	71.18%	$.082
Total	19,261,000	100.00%	$ 460,955	100.00%	$.024

(1) Includes the aggregate value of the Common Stock granted pursuant to the 2003 Restricted Stock Plan.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

THIS CIRCULAR CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVES," "PLANS," "ESTIMATES," "ANTICIPATES," "EXPECTS," INTENDS," OR WORDS OF SIMILAR IMPORT. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES, AND ASSUMPTIONS. ISSUER'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" IN THIS CIRCULAR. MANAGEMENT OF ISSUER BELIEVES THESE FORWARD-LOOKING STATEMENTS ARE REASONABLE; HOWEVER, YOU SHOULD NOT PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON CURRENT EXPECTATIONS.

ITEM 4. Plan of Distribution

Issuer intends to periodically grant Options to Advisor Grantees and to Salon Grantees. Grants made to Advisor Grantees shall vest over a five (5) year period (with 20% of each such Advisor Grantee's Options vesting on the anniversary of the date of grant for five (5) consecutive years) and be subject to each Advisor Grantee's continued participation on Issuer's Board of Advisors. Grants made to Salon Grantees shall vest fully (100%) on the two (2) year anniversary of the grant of such Options and be subject to each Salon Grantee's continued employment or consultancy with his/her respective Participating Salon and such Participating Salon's continued relationship with Issuer. All grants of the Options will be offered on behalf of Issuer by Mr. Mouyiaris or Mr. Friedensohn, or by Wien in jurisdictions where a broker-dealer is required. The termination of a Advisor Grantee's participation on Issuer's Board of Advisors, or the termination of a Salon Grantee's employment or consultancy with his or her respective Participating Salon or a salon ceasing to be a Participating Salon, will not affect previously vested and unexercised Options, other than that such Options must be exercised within ninety (90) days after a Liquidity Event (as such term is defined in the Plan).

The Options are currently being granted under the Plan and may be granted until May 18, 2006.

This offering does not require that a minimum number of Options be granted.

ITEM 5. Use of Proceeds to Issuer

Issuer does not expect to receive any proceeds from this offering, as the Options will be distributed by grant. However, in the event that all of the Options are granted, fully vested and exercised, Issuer will receive $400,000. Issuer will use these proceeds for its operational expenses (i.e., marketing and product development) that arise in the ordinary course of business.

The amount of Issuer's expenses in connection with this offering is approximately $216,000. The expenses include approximately $165,000 for legal fees, $35,000 for accounting and other expenses, and approximately $16,000 for commissions and non-accountable expense allowance to Issuer's broker-dealer. Issuer will be responsible for all expenses associated with this offering. Issuer is not depending on the proceeds from this offering to pay such expenses.

ITEM 6. Description of Business

Issuer's predecessor, NY Profound, was formed on January 30, 2003. Issuer was formed on November 18, 2003, and NY Profound was merged into Issuer on November 21, 2003, with Issuer becoming the surviving entity. Issuer is engaged in the marketing and distribution of professional hair care products to prestige beauty salons, initially in the United States, and anticipated in the future, in other parts of the world.

Issuer believes that there are approximately 25,000 prestige beauty salons in the. United States which can be potential customers of Issuer (out of a total 242,000 salons in the United States) (see DISTRIBUTION, SALES, TRAINING AND EDUCATION).

The professional hair care products marketed and distributed by Issuer are comprised of four shampoos and four conditioners plus a hair treatment product, all of which have been marketed and distributed by Issuer since September, 2003. The products are further comprised of eleven hair styling and finishing products, four of these have been marketed by Issuer since September, 2003. All of these products will be sold to Participating Salons for resale to their clients, or for use in styling clients' hair during the service appointments at their salons ("Sessions"). Issuer has realized net sales of $37,101 through December 31, 2003 solely from the sale of the above-mentioned products. Issuer has incurred $2,814,980 of operating expenses through December 31, 2003. Issuer expects that similar expenses will be recurring in 2004 and later periods.

Issuer is also engaged in educating salon owners and their employees in the use of its patent pending business methods, which are designed to improve a Participating Salon's sales and operating performance and also to promote the sale of Issuer's products in these salons. Issuer has thus far not realized revenues directly from providing these educational services. Issuer intends, however, to expand the scope of these educational services to include hair cutting technique and salon business management in addition to product information and usage, and Issuer intends to realize revenues from such educational activities in the future. Through a comprehensive series of initiatives targeting the beauty services industry, Issuer intends to help its Participating Salons increase their sales of beauty services and products. These initiatives include how Participating Salons may brand and market their services with Issuer's products.

Key to Issuer's initiatives is Issuer's brand, "Profound™" (see PRODUCTS AND BUSINESS METHODS and INTELLECTUAL PROPERTY below). Profound™ combines a unique product architecture (necessitating a professional recommendation) with a unique distribution methodology (every product has the Participating Salon's name on the label). Profound™ will be sold exclusively by Issuer to Participating Salons, and in turn by those salons to their clients. Issuer's hair care products are tightly integrated with the services that attract clients to salons and which are delivered to those clients in each Session. After Issuer has established itself in the market place as a highly regarded hair care products marketer based on the sales of its current line up of retail products, it intends to market personalized hair care products, color cosmetics, fragrances, skin care, nail care and bath & body products also linked to the Session. The Profound™ brand represents an opportunity for Participating Salons to gradually expand their overall offering with Profound™ products specific to each Session.

Prior to the inception of Issuer, the idea behind the Profound™ brand was incubated by Mr. Mouyiaris and Mana. (Mr. Mouyiaris is the Chief Executive Officer, President and majority stockholder of both Issuer and Mana). Neither Mr. Mouyiaris nor Mana received or will receive any fees or compensation for incubating the Profound™ brand.

Issuer has outsourced certain logistical, administrative and other services to Mana (valued at $675,000 from Issuer's inception through December 31, 2003), which in the opinion of Issuer's management allows Issuer to access the infrastructure of a much larger entity to efficiently achieve its initiatives. Such services include product and creative development, information processing, warehousing, distribution, accounting, administrative, occupancy expenses and Issuer's salaries (as reimbursed to Mana) for Mr. Mouyiaris, Barbara Novick (Secretary and Treasurer of Issuer) and Lawrence Weinstock (Chief Financial Officer of Issuer).

Mana provides contract manufacturing services from two Long Island City, New York facilities for many of the world's leading hair care, cosmetics, skin care, fragrance and bath & body brands and also markets its own leading private label cosmetics brand to the salon industry. These contract manufacturing services may include any or all of the following: receiving, warehousing and inspection of components (which will be used in the production of beauty products), product development (entailing the research, development and creation of a variety of beauty product formulations), blending of raw ingredients (either per Mana's formulation or per customer's specifications) and filling and shipping the products. The components may either be supplied by the customer or purchased by Mana to be incorporated into the finished products.

Mana has been in business since 1975 and currently provides services and products to approximately 5,000 customers in the beauty industry. Mana employs approximately 500 full time employees. As of December 31, 2003, Mana's current assets were approximately 2.8 times its current debt (and its total assets were approximately 2.4 times its total debt). Mana's cash on hand as of December 31, 2003, was approximately $3,000,000, approximately six times its outstanding bank debt. Mana also has an unused available line of credit of up to $7,000,000. This offering is not an offering of any direct or indirect interest in Mana.

BACKGROUND

In 2002, United States salon industry revenues approached $55.9 billion in services and $5.5 billion in retailed products, placing products at less than 10% of the industry's total revenue (per "State of the Industry", Modern Salon, April 2003). Issuer believes that the data imply that salons are underutilized as a channel of distribution for beauty products, with most sales taking place through other distribution channels. This represents an opportunity, because salons benefit from a powerful selling tool in the beauty industry—the professional recommendation.

The Profound™ brand and business methods (see PRODUCTS AND BUSINESS METHODS below) have been developed to maximize the use of the professional recommendation, which can influence where consumers purchase their beauty products. As Issuer expands its distribution beyond its current 27 Participating Salons, Issuer intends to help increase its Participating Salons' share of the beauty products market by making more effective use of the professional recommendation, resulting in greater sales of Issuer's products.

The professional recommendation has consistently proven to be successful in the marketing of hair care and cosmetics, as evidenced by other professional hair care lines (Frederic Fekkai hair care in prestige outlets plus Vidal Sassoon and John Frieda in mass outlets) and make-up artist lines (MAC, Bobbi Brown, Trish McEvoy and Nars cosmetics in prestige outlets). Such professional authority has been proven to sell in many distribution channels, and the professional recommendation within the salon has been and can be effective in selling products.

Issuer believes that Participating Salons will purchase and sell its products and use its business methods once it can be shown that such changes will lead to tangible, quantifiable and sustainable results in a relatively short period of time. Issuer has realized $37,101 in revenues through December 31, 2003 resulting from the sale of Profound™ products to Participating Salons which have been using Issuer's business methods.

PRODUCTS AND BUSINESS METHODS

Issuer believes that the Profound™ product architecture is unique since it is closely linked to the Sessions by requiring a professional recommendation. Issuer's products and patent pending business methods can enable (and have enabled) professionals to recommend products which Issuer believes are both personalized to each client's needs and specific to each client's Session.

Issuer's pending patent is entitled "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR AND A KIT OF PROPORTIONAL SHAMPOOS AND CONDITIONERS FOR PRACTICING THE METHOD". The invention is a method for diagnosing and appropriately cleansing and conditioning hair. It includes the steps of a hair stylist at a Participating Salon evaluating characteristics of the client's hair and scalp and then cleansing and conditioning the hair with a Profound™ shampoo and conditioner which are selected, based upon the results of the evaluation, from a kit having a number of shampoos and conditioners (the eight Profound™ shampoos and conditioners mentioned below). The shampoos and conditioners in the kit include graduated amounts of surfactants and conditioning polymers, so that the shampoo and the conditioner most suitable for a specific hair and scalp may be selected and used. There can be no assurance that the pending patent or any future patents will be granted or if granted would be deemed valid if tested or that Issuer would have sufficient resources to adequately prosecute claims against those who may infringe upon any patents that may be granted to Issuer.

There are four proportional shampoos and four proportional conditioners comprising the Profound™ cleansing and conditioning product line. Profound™ also includes a hair treatment product. These products have been sold to Participating Salons since September, 2003 for both resale purposes and for use during the Sessions. Additionally, approximately one dozen hair styling and finishing products will be sold to Participating Salons for resale purposes or for use during the Sessions. Ten hair styling and finishing products already have been sold to Participating Salons since September, 2003. Each of the above-mentioned product labels include both the Profound™ name and a Participating Salon's name. Issuer intends over the next 12 months to sell these products to between 200 and 500 Participating Salons and to provide educational services to Participating Salons related to Issuer's business methods (see PLAN OF OPERATION AND CASH REQUIREMENTS below).

Issuer spent $1,205,591 from its inception on January 30, 2003 through December 31, 2003 on marketing and development expenses. These expenses included (i) $411,314 paid to employees of Issuer involved in marketing and development; (ii) $277,000 paid to Mana for product development costs and for the creation of selling tools and advertising materials; and (iii) $517,277 paid to unrelated third parties for additional marketing and development expenses, such as research and development, package design, photos and additional creation of advertising materials. Issuer expects that similar expenses will be recurring in 2004 and later periods.

MARKETING

Issuer's marketing strategy is built around its mission statement, which is to serve the creativity of the stylist, the individuality of the salon's client and the independence of the salon. Issuer's business methods and products are intended to be an extension of the Sessions. The Session entails the diagnosis of the client's hair and scalp, followed by the recommendation of a shampoo and a conditioner to work in conjunction with each client's specific anatomy (hair and scalp characteristics). The hair stylist then envisions a hair style and creates it using his or her own skills and ability plus Issuer's styling and finishing products.

Issuer additionally intends to support the sales of its products with a comprehensive advertising and promotional campaign geared towards attractively presenting its products in the salons through high quality packaging, merchandising and point of sale material, and through trade advertising, public relations efforts and cooperative local advertising. Issuer launched a web site in January, 2004 which initially is geared towards the salon owner and stylist audiences.

DISTRIBUTION, SALES, TRAINING AND EDUCATION

Of the 242,000 salons in the United States, the top selling 25,000 salons produce more than 50% of the salon industry's revenue (The Annual Industry Forecast, *The Green Book 2000*). Issuer has relationships with thousands of these salon owners through its management and employees, and its relationship with Mana.

Issuer began selling its products to a small number of salons in September, 2003. Through March, 2004, Issuer had limited its distribution in order to carefully measure the responses of salon owners, hair stylists and consumers before finalizing the details of its national roll out plan. Beginning in April, 2004, Issuer began to expand nationally. Currently, the products are being sold in 27 salons located in New York, New Jersey, New Hampshire, Florida, Texas, Arizona, California, Georgia and Massachusetts.

Issuer has entered into a salon supply agreement with each of the current Participating Salons (a copy of which is attached as Exhibit 8) (the "Salon Supply Agreement"). Under the Salon Supply Agreement, the Participating Salon agrees to purchase via monthly orders Profound™ products that such Participating Salon will use during its Sessions and Profound™ products that such Participating Salon will sell to its clients. Additionally, under the Salon Supply Agreement, prior to the sale of Profound™ products by such Participating Salon, the Participating Salon must make its employees available for an educational seminar on Profound™ products.

The Salon Supply Agreement further provides that Issuer will create custom labeled products at the Participating Salon's request based on information provided to Issuer by the Participating Salon. The Profound™ products for resale range in price from $7.25 to $10.00 at wholesale, and their suggested retail prices correspondingly range from $14.50 to $20.00. Products to be used during the Sessions range in price from $12.50 to $18.50 at wholesale and are not permitted for resale. The Salon Supply Agreement is not a license granting use of Issuer's trademarks to the Participating Salons.

Issuer recognizes that educating Participating Salons regarding its products and business methods will require an intensive marketing effort. Issuer has hired and deployed seven Salon Development Managers ("SDMs") and intends to hire more SDMs and/or sales agents and Creative Development Managers throughout the country to sign up targeted salons in their territories and to provide educational programs about its products, about improving salon sales and business efficiency, and about enhancing the technical skills of hair stylists. Issuer has also hired a Vice President of Salon Business Development who is responsible to recruit and manage additional SDMs and/or sales agents. Issuer has also hired a Director of Training and Education who is responsible to develop the necessary educational curriculum, to hire and train Creative Development Managers, and to train SDMs in order to implement Issuer's educational initiatives.

Issuer has outsourced to Mana the warehousing of its finished goods inventory, receiving and processing of its sales orders, and the picking, packing and shipping of its products to the Participating Salons. Issuer paid Mana for Mana's actual personnel and other costs incurred in providing such services. No formal written agreements exist for such services, which are performed on an as needed basis.

TECHNOLOGY

Technology will be a critical component of Issuer's strategy, enabling it to implement many of Issuer's initiatives. The development of the technology for personalized products will require additional investments and resources in order to make such technology available in the Participating Salons.

Issuer contracted with a web development company to develop a web site which was launched in January, 2004. The general goals of the site are to provide information to existing and prospective Participating Salons and hair stylists about Issuer's mission, vision, products and business methods, to manage sales and recruitment leads, and to provide a scalable framework for future site development. Issuer is using a Plone-based content management system in a Linux operating system environment with the intention of efficiently managing site content and generating feedback.

Issuer has incurred $163,556 from its inception through December 31, 2003 on technology expenses. Of the $163,556, Issuer spent $138,000 outsourcing to Mana (Mr. Mouyiaris is the Chief Executive Officer, President and majority stockholder of both Issuer and Mana) certain management information processing services. These services, which include order processing, invoicing, inventory management and accounting, are used to provide logistical and administrative support to Issuer. Issuer believes that these or similar services will be a key factor in facilitating its growth and efficient operation going forward. Issuer paid Mana for Mana's actual personnel and other costs incurred in providing such services. No formal written agreements exist for such services, which are performed on an as needed basis. The remaining $25,556 of expenses were related to computer supplies, software, equipment and depreciation. Issuer expects that similar expenses will be recurring in 2004 and later periods.

Additionally, Issuer paid $167,182 to unrelated third parties for computer hardware and software development which is classified within Prepaid Expenses; Property, Plant and Equipment or Other Assets on Issuer's Balance Sheet at December 31, 2003.

INTELLECTUAL PROPERTY

Three trademark registration applications for the trademark and service mark PROFOUND were filed with the United States Patent and Trademark Office ("USPTO") by Mana for a variety of goods and services as follows, all of which are presently pending:

On April 2, 2002, Mana filed an application for registration, Serial Number 76390016, for: (i) marketing consulting services, namely providing marketing and customer development strategies to sellers of cosmetics and skin care preparations, and (ii) cosmetics, fragrances for personal use and non-medicated skin care preparations;

On April 2, 2002, Mana filed an application for registration, Serial Number 76976345, for: (i) educational services, namely conducting lectures, seminars and workshops in the fields of cosmetics and skin care and distributing course material in connection therewith, and (ii) hair care preparations; and

On January 10, 2003, Mana filed an application for registration, Serial Number 78202129, for: (i) hair accessories, namely hair ornaments and hair clips, (ii) scissors and razors, (iii) hand-held electric blow dryers, and (iv) hairbrushes, hair combs, candle holder of non-precious metal and essential oil burners.

Issuer entered into the Trademark License Agreement with Mana on March 10, 2004, pursuant to which certain trademarks not currently owned by Issuer have been exclusively licensed by Mana to Issuer, including, without limitation, the rights to those PROFOUND trademarks listed above and certain international trademarks. Also pursuant to the Trademark License Agreement, Issuer obtained the right to acquire ownership of such marks for nominal consideration under the terms and conditions set forth therein.

Issuer has also filed trademark registration applications with the USPTO for the names which it is either using or intends to use in connection with the sale of its products and/or services. For some of these, registrations have been issued. The balance are pending.

Issuer has pursued patent protection for its "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR AND A KIT OF PROPORTIONAL SHAMPOOS AND CONDITIONERS FOR PRACTICING THE METHOD" patent which it filed on August 27, 2003.

Issuer also intends to pursue patent protection for the business methods comprising the personalization of its products. Issuer further intends to include the technology it develops to personalize products as part of this business method patent and to file for copyright protection of the software it develops for this purpose.

The formulations for Issuer products were developed by Mana in collaboration with and exclusively for Issuer. Mana exclusively sells these products only to Issuer. Mana has notified Issuer that it intends to pursue patent protection for select product formulations which may be patentable.

OPERATIONS, RESEARCH & DEVELOPMENT, LOCATIONS AND FACILITIES

Issuer's executive and administrative offices are located in Long Island City, New York. Issuer also shares a meeting facility located in downtown Manhattan. With respect to the meeting facility, Mana is the tenant and Issuer is the sub-tenant. Issuer pays Mana $500 per day for use of the meeting facility. This charge is calculated as Mana's daily rent, cost of utilities and cost of the required set-up. There is no written agreement between Issuer and Mana with respect to the meeting facility.

The warehousing and distribution functions have been outsourced to Mana. These outsourced services include the storage of Issuer's finished goods inventory, plus the picking, custom-labeling, packing and shipping of Issuer's sales orders. Through December 31, 2003, the cost of these outsourced services to Issuer was $29,026. The charges for these services were billed at Mana's actual personnel and other costs incurred to provide such services. Additional costs also incurred by Issuer were $1,801 for depreciation and $12,716 for supplies and freight charges paid to unrelated third parties. Issuer expects that similar expenses will be recurring in 2004 and later periods.

Currently, substantially all of the Profound™ products are supplied to Issuer pursuant to a supply agreement between Mana and Issuer, dated as of August 1, 2003 (the "Supply Agreement", a copy of which is attached to this offering as Exhibit 10). Under the Supply Agreement (which is for an initial term of five years and automatically renews for one year terms thereafter, unless terminated by either party) Mana agrees to exclusively produce Profound™ products for Issuer, based on purchase orders submitted by Issuer. Additionally under the Supply Agreement, Issuer takes possession of the products once they are ready, and Issuer pays for all shipping fees and taxes associated with shipment of the Profound™ products to Issuer's customers. Mana has developed, evaluated, and tested the Profound™ products (i.e. shampoos, conditioners, hair styling and finishing products) which it manufactures and sells to Issuer. Issuer is not obligated to obtain all of its finished goods solely from Mana. Issuer may contract with other manufacturers in addition to Mana to obtain finished goods to meet its sales requirements. The purchase price for the Profound™ products is charged by Mana to Issuer based on Mana's cost plus an agreed upon margin. Issuer has additionally contracted with another manufacturer to make scented candles which will be sold by Issuer to Participating Salons for either resale or merchandising purposes.

Mana has so far purchased, owned and warehoused substantially all of the components and raw materials necessary to manufacture Issuer's finished goods. This has had a favorable cash flow effect for Issuer, as it has not had to finance such costs of components and raw materials until such time as it purchased the finished goods from Mana. Many of these components are used specifically by Mana for the Profound™ products. Normal industry practices would alternatively entail Issuer purchasing on average a 90-120 day supply of these components and storing them at a contract manufacturer. Issuer believes the purchase price that Mana charges Issuer for the finished goods is competitive (also see Item 11, Interest of Management and Others in Certain Transactions). There can be no assurance that the arrangement will continue in this fashion. Issuer may decide at some time in the future to purchase components and maintain such inventories, which may thereby escalate Issuer's cash requirements. At the present time, however, substantially all of Issuer's finished goods are produced and sold to Issuer by Mana. Issuer has additionally contracted with another manufacturer to make scented candles which will be sold by Issuer to Participating Salons for either resale or merchandising purposes.

Mana meets Issuer's finished goods, warehousing and distribution requirements using two facilities, each located in Long Island City, New York, approximately one mile apart from each other. If one or both of those facilities were to endure a prolonged service interruption, then Issuer's supply of finished goods would be interrupted. Issuer intends to implement a disaster recovery plan to minimize the impact of such possible interruption.

The principal raw materials used in the manufacture of Issuer's products are essential oils and specialty chemicals. Packaging components are either designed to Issuer's specifications or are available as "stock" components in the market place, often produced in custom-chosen colorations. Mana and Issuer have collaborated to identify one or more suppliers for each of the various components and raw materials. Issuer intends to help Mana identify new component and raw material suppliers and to help negotiate more favorable component and raw material prices as volumes increase along with anticipated sales growth. Issuer also intends to collaborate with Mana to identify packaging, formulation and production efficiencies. Issuer believes that the suppliers it has identified thus far can meet Issuer's foreseeable future needs.

Issuer entered into an exclusive licensing agreement with Mana on August 1, 2003 (the "License Agreement") for certain custom bottle and cap molds (the "Licenses"). The License Agreement is for an initial term of five years and is renewable annually (upon the mutual consent of Issuer and Mana) for additional one year terms. As consideration for the Licenses, Issuer pays Mana a royalty of 0.5% of Issuer's net sales.

ENVIRONMENTAL REGULATORY COMPLIANCE

Issuer does not anticipate that there will be any material effect upon future capital expenditures, earnings or its competitive position arising from compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment.

COMPETITION

The professional hair care industry is characterized by vigorous competition on a global basis. Brand recognition, quality, product performance and price have a significant influence on consumers' choices among competing products and brands. Advertising, promotion, new product introductions and the quality of salon staff also have significant impact on consumers' buying decisions. Issuer competes against a number of manufacturers and marketers, some of which have substantially greater resources at their disposal than does Issuer.

Issuer's principal competitors include, but are not limited to :

- L'Oreal S.A. which markets the Kerastase*, Redken, Matrix and L'Oreal Professional brands;
- The Proctor & Gamble Company which markets the Wella, Sebastian and Clairol brands; and
- The Estee Lauder Companies which market the Aveda* and the Bumble & Bumble* brands.

* It should be noted that the brands denoted above with an asterisk are primarily sold directly to salons by the above mentioned companies. The other brands not so denoted are sold to salons through third party distributors. Since Issuer sells its products directly to salons, Issuer considers Kerastase, Aveda and Bumble & Bumble its closest competitors. While these brands have had substantial time in the market place to establish credibility with salons and their clients, Issuer believes that its own marketing initiatives, methods and products will perform as well as or better than those of its competitors, and will provide Participating Salons with an attractive alternative for their clients.

EMPLOYEES

Issuer currently has 16 full-time employees and three part-time employees. Below is a table that details the full time employees by department.

Profound Full Time Employees by Dept.	
Selling and Salon Development	9
Marketing and Development	4
Education	1
Operations and Administrative	2

PLAN OF OPERATION AND CASH REQUIREMENTS

Issuer has identified a financial plan of operation for the next twelve months which supports its launch strategy. There are several performance factors which will directly impact the range of sales and expenses within this plan. These factors include, but are not limited to:

- the number and timing of qualified SDMs and/or sales agents Issuer can hire;
- the number of salons that choose to become Participating Salons;
- the number of products and the timing of their development and availability for shipment;
- the sales performance of the products in Participating Salons; and
- the availability of financing to support the brand development.

The primary focus over the next twelve months will be to hire SDMs and/or sales agents stationed across the country, who will recruit salons to become Participating Salons. Issuer expects to hire between five (5) and thirteen (13) additional SDMs and/or sales agents positioned in the key markets within the United States. The cost to hire and support the SDMs and/or sales agents is estimated between $0.7 million and $2 million depending on the number of hires and the timing of when the SDMs and/or sales agents are hired. Issuer expects that the SDMs and/or sales agents will recruit between 200 and 500 salons to become Participating Salons and that these salons will generate between $2 and $5 million in net sales.

The secondary focus will be to create a brand identity through various marketing efforts. Issuer expects to launch an advertising, promotion and public relations campaign over the course of the year which will cost between $0.4 and $1 million dollars. The cost of creative development to support Issuer's product and marketing initiatives are expected to be between $1 and $2 million. Issuer further intends to develop and implement a salon and stylist educational program which is estimated to cost between $1 and $2 million. The cost of warehousing & product distribution, technology, patent application development and general and administrative expenses are estimated to be between $1.5 and $2.5 million.

Management intends to adjust spending of expenses to be in line with the net sales realized as much as possible.

A significant amount of additional investments will be required in order for Issuer to continue to conduct its brand development, marketing, distribution, technology development and general administrative activities, comprised by the expenditures noted above. The amount of the required investments may range from $4 million to as much as $8 million, depending upon the various performance factors also noted above. The required investment will need to be obtained through equity or debt financing. There can be no assurance that Mr. Mouyiaris (Issuer's majority stockholder) will continue to make investments in Issuer. If Issuer obtains additional investments from Mr. Mouyiaris or from other sources in the form of equity investments, then the holdings of present stockholders, and the holdings of future stockholders who would exercise Options hereby being offered, would be diluted accordingly. Furthermore, there can be no assurance that any investments could be obtained on terms acceptable to Issuer.

The principal source of liquidity for Issuer from inception through December 31, 2003 has been $3,400,000 of paid in capital contributed by Mr. Mouyiaris.

On February 10, 2003, Mr. Mouyiaris paid $64,440.10, or $.005 per share, for 12,888,020 shares of common stock of NY Profound. On November 21, 2003, pursuant to NY Profound being merged into Issuer, Mr. Mouyiaris received 12,888,020 shares of Issuer's Common Stock in exchange for his shares in NY Profound.

Subsequent to February 10, 2003 and through December 31, 2003, Mr. Mouyiaris also contributed to Issuer (including the predecessor NY Profound) $3,400,000 of additional paid in capital (the "Paid in Capital"). There are no written contracts or arrangements with respect to the Paid in Capital, and Mr. Mouyiaris has not and will not receive any additional equity or debt of Issuer in connection with the Paid in Capital.

FACTORS WHICH MAY AFFECT ISSUER'S FUTURE FINANCIAL PERFORMANCE

Some of the factors that could have material impact on Issuer's future financial performance are:

- Issuer's strategy to continue to expand its distribution by recruiting Participating Salons. There can be no assurance that Issuer will be successful in recruiting additional Participating Salons.
- Competitive activities and economic conditions could affect Issuer's ability to attract Participating Salons and Issuer's sales performance to those salons.
- Issuer's ability to obtain raw materials without significant price fluctuations.
- Issuer's ability to obtain additional financing and fund its operations.

ITEM 7. Description of Property

Issuer's executive and administrative and offices are located at 32-02 Queens Blvd., Long Island City, New York. It presently rents from Mana approximately 3,200 square feet of office space, with the availability of more space if needed. The rent currently paid by Issuer to Mana for the office space is $2,000 a month plus utility costs. There is no written agreement between Mana and Issuer with respect to the office space. Issuer uses that location to house its marketing, sales, education, management and administrative personnel.

Issuer shares meeting facility space with Mana at 560 Broadway, New York, New York. Issuer reimburses Mana for its use of this space, at the rate of $500 per day of use. Issuer uses this location for meetings with potential and existing Participating Salons.

ITEM 8. Directors, Executive Officers and Significant Employees

NAME	TITLE	AGE	START DATE	FAMILY RELATIONSHIPS
Nikos Mouyiaris	President, Chief Executive Officer and Director[(1) (2) (3)]	59	January 2003	None
Barbara Novick	Secretary, Treasurer and Director[(1) (2) (4)]	67	January 2003	None
Lawrence Weinstock	Chief Financial Officer[(2) (3)]	46	October 2003	None
Howard Friedensohn	Chief Operating Officer[(2) (5)]	49	April 2003	None
Robert Salem	Executive Vice President and Chief Strategic Officer[(2) (5)]	49	January 2003	None
Stefany Reed	Vice President – Salon Business Development[(2) (5)]	42	October 2003	None
Kathleen Travers	Vice President – Marketing Communications[(2) (5)]	50	March 2004	None

(1) Shall serve as Director until the next annual meeting and until a successor is duly elected and appointed.
(2) Shall serve as such Officer of Issuer until removed by Issuer or until resignation.
(3) Expects to spend approximately 10 hours per week with respect to his duties as an Officer of Issuer.
(4) Expects to spend approximately 5 hours per week with respect to her duties as an Officer of Issuer.
(5) Expects to spend approximately 40 hours per week with respect to his duties as an Officer of Issuer.

Business Experience – List all Directors and Officers.

NAME	ENTITY NAME/ ADDRESS	DESCRIPTION OF BUSINESS	POSITION HELD AND INDICATION OF JOB RESPONSIBILITY	START DATE	END DATE
Nikos Mouyiaris	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Chief Executive Officer and President – Oversees all of the management functions of the company.	1975	Current
	Ariana Realty Company LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Managing Member – Manages the company's real estate holding.	1983	Current
	Erno Laszlo LLC 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Distribution	Chairman of the Board – Oversaw all of the management functions of the company.	1995	2001
	27–11 49th Avenue Realty LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Sole Member – Manages the company's real estate holding.	1998	Current
	Electronic Engineering Systems, Inc. 1403 Greenbrier Parkway Chesapeake, VA 23320	Technology Company	Director and Chairman of the Board	1997	Current
	Eyecity.com, Inc. 199 Lafayette Drive Syosset, New York 11791	Eyeglass Company	Director	1999	Feb. 2004

Name	Entity Name/ Address	Description of Business	Position Held and Indication of Job Responsibility	Start Date	End Date
Barbara Novick	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Executive Vice President – Administration – Oversees all of the administrative functions of the company.	1977	Current
	Ariana Realty Company LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Executive Vice President – Administration – Manages the administrative functions in regard to the company's real estate holding.	1983	Current
	Erno Laszlo LLC 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Distribution	Executive Vice President – Administration – Oversaw the administrative functions of the company.	1995	2001
	27–11 49th Avenue Realty LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Executive Vice President – Administration – Manages the administrative functions in regard to the company's real estate holding.	1998	Current
	Electronic Engineering Systems, Inc. 1403 Greenbrier Parkway Chesapeake, VA 23320	Technology Company	Director	1997	Current
	Eyecity.com, Inc. 199 Lafayette Drive Syosset, New York 11791	Eyeglass Company	Director	1999	Feb. 2004
Lawrence Weinstock	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Vice President – Finance – Oversees all of the financial functions of the company.	1993	Current
	Ariana Realty Company LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Vice President – Finance – Manages the financial functions in regard to the company's real estate holding.	1993	Current
	Erno Laszlo LLC 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Distribution	Vice President – Finance – Oversaw the financial functions of the Company.	1995	2001
	27–11 49th Avenue Realty LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Vice President – Finance – Manages the financial functions in regard to the company's real estate holding.	1998	Current
	Electronic Engineering Systems, Inc. 1403 Greenbrier Parkway Chesapeake, VA 23320	Technology Company	Director	2002	Current

Name	Entity Name/ Address	Description of Business	Position Held and Indication of Job Responsibility	Start Date	End Date
Howard Friedensohn	CFOutsource LLC 1 Bridge Street Irvington, NY 10533	Financial and Management Consulting	Chief Executive Officer and Co-President – Oversaw the operation of the company and provided services directly to beauty industry and technology clients.	2001	2003
	CFOutsource, Inc. 1 Bridge Street Irvington, NY 10533	Financial and Management Consulting	Chief Executive Officer and President – Oversaw the operation of the company and provided services directly to beauty industry and technology clients.	1994	2003
Robert Salem	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Executive Vice President – Marketing – Responsible for new product concept and business development, and strategy.	1999	2003
	Estee Lauder/Aveda 767 Fifth Avenue New York, NY 10153	Professional Hair Care Products	Executive Vice President – Marketing – Oversaw the global marketing of the Company.	1997	1999
	L'Oreal/Redken (France) 575 Fifth Ave. New York, NY 10017	Professional Hair Care Products	President- Redken (France) – Responsible for all operations of the Redken company in France.	1986	1997
Stefany Reed	Abstract Edge Web Solutions, LLC 4 West 22nd Street New York, NY 10010	Web Development	Vice President – Responsible for all business development.	2001	2003
	Behindthechair.com 40 South Prospect Roselle, IL 60172	Media and Technology	Vice President – Responsible for business and alliance development and launching salon community web site.	2000	2001
	Aveda Corporation 767 Fifth Avenue New York, NY 10153	Professional Hair Care Products	Global Sales Director, General Manager – Responsible for sales management of the company's New York businesses; also managed distributor relationships throughout North America and Europe.	1995	1999

Name	Entity Name/ Address	Description of Business	Position Held and Indication of Job Responsibility	Start Date	End Date
Kathleen Travers	L'Oreal USA/Matrix 575 Fifth Ave. New York, NY 10017	Professional Hair Care Products	Director of Communications – Responsible for planning and execution of all advertising and public relations programs	2001	2003
	The Wella Corporation 6109 DeSoto Avenue Woodland Hills, CA 91367	Professional Hair Care Products	Director of Communications – Responsible for planning and execution of all advertising and public relations programs	1998	2001
	Fairchild Publications/ Salon News 7 West 34th Street New York, NY 10001	Publishing – Salon industry trade publication	Account Director – Responsible for advertising placed by six major professional product salon industry accounts	1998	1998
	Thomson Delmar Learning/SalonOvations Executive Woods 5 Maxwell Drive Clifton Park, NY 12065	Publishing – Salon industry trade publication	Account Director – Responsible for strategy, public relations and advertising sales	1995	1998
	Metromedia/Guest Informant 21200 Erwin Street Woodland Hills, CA 91367	Publishing	National Sales Manager – Responsible for advertising sales to key accounts	1992	1995

Involvement in Certain Legal Proceedings

No petition under the Bankruptcy Act, or any state insolvency law has been filed by or against Issuer, or its Officers, Directors, or other key personnel, and, a receiver, fiscal agent or similar officer has not been appointed by a court for the business or property of Issuer, or any such persons, or any partnership in which any of such persons was a general partner within the past five years, or any corporation or business association of which any such person was an executive officer within the past five years.

Duties of Advisor Grantees

The duties of Advisor Grantees will include, but not be limited to, developing educational curriculum to be presented to Participating Salons by the SDMs and/or sales agents, evaluating and critiquing Issuer's preliminary new product submissions during their development, acting as advocates of Issuer to prospective Participating Salons, referring prospective Participating Salons to Issuer, and making special appearances at industry trade shows and events on behalf of Issuer. It is the intention of Issuer that Advisor Grantees will be individuals who are established salon industry leaders in the areas of beauty education, salon management, and hair cutting and styling techniques. Some Advisor Grantees may be either owners or employees of Participating Salons. Other Advisor Grantees will have no direct affiliation with Participating Salons. Members of Issuer's Board of Advisors shall function as advisors to Issuer and also be involved in the promotion of Issuer's business objectives.

ITEM 9. Remuneration of Directors and Officers

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	ANNUAL AGGREGATE REMUNERATION[(1)]
Nikos Mouyiaris	President, Chief Executive Officer and Director	$85,800
Howard Friedensohn	Chief Operating Officer and Consultant	$166,025 [(2)]
Robert Salem	Executive Vice President and Chief Strategic Officer	$216,800 [(3)]
All Officers as a group	N/A	$552,695

(1) From inception of Profound (NY) on January 30, 2003 through December 31, 2003.

(2) Includes $4,500 automobile allowance and $27,253 paid to CFOutsource LLC for consulting services (50% owned by Howard Friedensohn).

(3) Includes $16,800 automobile allowance.

Issuer's Board evaluates and makes recommendations as to annual remuneration for each Officer of Issuer, other than for Mr. Mouyiaris, Ms. Novick and Mr. Weinstock whose salaries are determined by Mana. Issuer reimburses Mana at such Officer's Mana salary for the time spent by each Officer in the performance of his or her duties as an Officer of Issuer. None of the Officers of Issuer, other than Mr. Friedensohn, have an employment agreement with Issuer. Pursuant to Mr. Friedensohn's employment agreement, in the event that Mr. Friedensohn is terminated without cause he is entitled to receive six months severance at his then current base salary.

ITEM 10. Security Ownership of Management and Certain Security Holders

TITLE OF CLASS	NAME AND ADDRESS OF OWNER	AMOUNT OWNED BEFORE THE OFFERING	AGGREGATE PERCENT OF CLASS BEFORE THE OFFERING	AMOUNT OWNED AFTER THE OFFERING	AGGREGATE PERCENT OF CLASS AFTER THE OFFERING[3]	AGGREGATE PERCENT OF CLASS AFTER THE OFFERING[4]
Common Stock	Nikos Mouyiaris 32–02 Queens Blvd. Long Island City, NY 11101	12,888,020	88.01%	12,888,020	69.12%	85.67%
Common Stock	Barbara Novick 32–02 Queens Blvd. Long Island City, NY 11101	50,000[1]	.34%	50,000 [1]	.27%	.33%
Common Stock	Lawrence Weinstock 32–02 Queens Blvd. Long Island City, NY 11101	15,000[1]	.10%	15,000 [1]	.08%	.10%
Common Stock	Howard Friedensohn 32–02 Queens Blvd. Long Island City, NY 11101	332,780[2]	2.27%	332,780 [2]	1.78%	2.21%
Common Stock	Robert Salem 32–02 Queens Blvd. Long Island City, NY 11101	991,000[1]	6.77%	991,000 [1]	5.32%	6.59%
Common Stock	Stefany Reed 32–02 Queens Blvd. Long Island City, NY 11101	20,000[1]	.14%	20,000 [1]	.11%	.13%
Common Stock	Officers and Directors as a Group	14,296,800	97.63%	14,296,800	76.68%	95.03%

(1) Common Stock subject to Issuer's 2003 Restricted Stock Plan.

(2) Includes 300,000 shares of Common Stock subject to Issuer's 2003 Restricted Stock Plan.

(3) Assuming all Options are granted, fully vested and exercised and there are no other equity transactions involving Issuer.

(4) Assuming 10% of the Options are granted, fully vested and exercised and there are no other equity transactions involving Issuer.

ITEM 11. Interest of Management and Others in Certain Transactions

There were $1,000,769 worth of related transactions between Issuer and Mana from Issuer's inception through December 31, 2003. This includes $49,101 of finished goods inventory purchased by Issuer from Mana in accordance with the Supply Agreement. In addition, Issuer incurred $185 of licensing fees in accordance with the License Agreement related to the use of certain bottle and cap molds. Issuer also purchased for $675,000 certain logistical, administrative and other services from Mana (which included Issuer's salaries (as reimbursed to Mana) for Mr. Mouyiaris, Ms. Novick and Mr. Weinstock) which were provided on an as needed basis. Such services included product and creative development, information processing, warehousing, distribution, accounting, administrative and occupancy expenses (see ITEM 6, DESCRIPTION OF BUSINESS – PRODUCTS AND BUSINESS METHODS; DISTRIBUTION, SALES, TRAINING AND EDUCATION; TECHNOLOGY; OPERATIONS, RESEARCH & DEVELOPMENT, LOCATIONS AND FACILITIES" FOR FURTHER DESCRIPTIONS OF THESE ARRANGEMENTS). The charges for these services were billed at Mana's actual personnel and other costs incurred to provide such services. Mana also paid for a net of $276,483 of additional expenses on behalf of Issuer. At December 31, 2003, Issuer owed Mana $280,790 for the remaining portion of these purchases and services that had not yet been paid.

Mr. Mouyiaris is the majority stockholder, President, Chief Executive Officer and a Director of both Issuer and Mana, an affiliate of Issuer. (Mr. Mouyiaris is a 92% owner of Mana and his wife owns the other 8%.) Ms. Novick is the Secretary, Treasurer and a Director of Issuer and is also the Executive Vice President of Administration and a Director of Mana. Mr. Weinstock is the Chief Financial Officer of Issuer and is also the Vice President of Finance of Mana.

Currently, substantially all of the Profound™ products are supplied to Issuer pursuant to the Supply Agreement. Under the Supply Agreement (which is for an initial term of five years and automatically renews for one year terms thereafter, unless terminated by either party) Mana agrees to exclusively produce Profound™ products for Issuer, based on purchase orders submitted by Issuer. Under the Supply Agreement, Issuer shall take possession of the products once they are ready to be shipped, and Issuer shall pay for all shipping fees and taxes associated with shipment of the Profound™ products to Issuer's customers. Mana has developed, evaluated, and tested the Profound™ products (i.e. shampoos, conditioners, hair styling and finishing products) which it manufactures and sells to Issuer. Issuer is not obligated to obtain all of its finished goods solely from Mana. Issuer may contract with other manufacturers in addition to Mana to obtain finished goods to meet its sales requirements. The purchase price for the Profound™ products is charged by Mana to Issuer based on Mana's cost plus an agreed upon arm's length margin. Issuer has additionally contracted with another manufacturer to make scented candles which will be sold by Issuer to Participating Salons for either resale or merchandising purposes.

Issuer entered into the License Agreement for the Licenses. The License Agreement is for an initial term of five years and is renewable annually (upon the mutual consent of Issuer and Mana) for additional one year terms. As consideration for the Licenses, Issuer pays Mana a royalty of 0.5% of Issuer's net sales.

Issuer entered into the Trademark License Agreement, pursuant to which certain trademarks not currently owned by Issuer have been exclusively licensed by Mana to Issuer. Also pursuant to the Trademark License Agreement, Issuer obtained the right to acquire ownership of such marks for nominal consideration under the terms and conditions set forth therein.

ITEM 12. Securities Being Offered

4,000,000 Options to purchase 4,000,000 shares of Issuer's Common Stock at an exercise price of $0.10 per share.

4,000,000 shares of Issuer's Common Stock reserved for issuance upon the exercise of the Options.

THE OPTIONS

Issuer intends to periodically grant Options to Advisor Grantees and to Salon Grantees. Grants made to Advisor Grantees will vest over a five (5) year period (with 20% of each such Advisor Grantee's Options vesting on the anniversary of the date of grant for five (5) consecutive years) and be subject to each Advisor Grantee's continued participation on Issuer's Board of Advisors. Grants made to Salon Grantees shall vest fully (100%) on the two (2) year anniversary of the grant of such Options, subject to each Salon Grantee's continued employment or consultancy with his/her respective Participating Salon and such Participating Salon's continued relationship with Issuer. All grants of the Options will be offered on behalf of Issuer by Mr. Mouyiaris or Mr. Friedensohn, or by Wien in certain jurisdictions where a broker-dealer is required. The Options, if vested, may be exercised at any time prior to ten years or such other shorter period of time as stated in the grant from the date of grant; thereafter the Options will automatically terminate. The termination of a Advisor Grantee's participation on Issuer's Board of Advisors, or the termination of a Salon Grantee's employment or consultancy with his or her respective Participating Salon or a salon ceasing to be a Participating Salon, will not affect previously vested and unexercised Options, other than that such Options must be exercised within ninety (90) days after a Liquidity Event (as such term is defined in the Plan).

Options to purchase up to 3,700,000 shares of Common Stock may be granted at Issuer's sole discretion to Salon Grantees. Options first may be granted to Salon Grantees once their affiliated salon becomes a Participating Salon. Additional Options also may be granted periodically thereafter at Issuer's sole discretion to Salon Grantees based on Issuer's assessment of the contributions such Salon Grantees have made toward the growth of the Profound™ brand.

Options to purchase up to 300,000 shares of Common Stock may be granted at Issuer's sole discretion to Advisor Grantees. Options first may be granted to Advisor Grantees when they begin performing their duties (see Item 8 – Duties of Advisor Grantees). Additional Options also may be granted periodically thereafter at Issuer's sole discretion to Advisor Grantees based on Issuer's assessment of the contribution such Advisor Grantees have made toward the growth of the Profound™ brand.

Pursuant to the terms of the Plan, the Options granted pursuant to this offering are not transferable. Additionally, pursuant to the terms of the Plan, shares of Common Stock issued upon the exercise of the Options may not be transferred until the earlier of December 31, 2008 or a Liquidity Event (as such term is defined in the Plan).

DESCRIPTION OF ISSUER'S STOCK

The authorized capital stock of Issuer consists of 40,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of Preferred Stock $.001 par value.

The following summary of certain terms of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of Issuer's Certificate of Incorporation and By-Laws, which are included as exhibits to this offering and the provisions of applicable law.

COMMON STOCK

Currently, there are 14,644,000 shares of Common Stock outstanding, owned by 30 stockholders of record. Of the 14,644,000 shares of Common Stock outstanding, 1,644,000 shares were issued pursuant to Issuer's 2003 Restricted Stock Plan. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of Issuer, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

The Board has the authority, without further action by the stockholders, to issue up 10,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of Issuer. Additionally, shares of Preferred Stock may have preferred (senior) divided rights with respect to the Common Stock. Currently there are no shares of Preferred Stock outstanding and Issuer has no present plan to issue any shares of Preferred Stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Profound Beauty Inc.

We have audited the accompanying balance sheet of Profound Beauty Inc. (a Delaware corporation) as of December 31, 2003, and the related statements of operations, cash flows and stockholders' equity for the period from Inception (January 30, 2003) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profound Beauty Inc. as of December 31, 2003, and the result of its operations, its cash flows and stockholders' equity for the period from Inception (January 30, 2003) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 1, 2004

PROFOUND BEAUTY INC.
BALANCE SHEET
December 31, 2003

ASSETS

Current Assets	
Cash and cash equivalents	$ 930,634
Accounts receivable, net	1,783
Inventory, net	25,805
Prepaid expenses and other current assets	266,226
Total current assets	1,224,448
Property, plant and equipment, net	34,416
Other assets	163,167
Total assets	$1,422,031

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 352,914
Accrued expenses	68,260
Accrued income taxes	508
Due to affiliate	280,790
Total current liabilities	702,472
Commitments and Contingent Liabilities	
Stockholders' Equity	
Preferred stock, $.001 par value; 10,000,000 shares authorized; none issued and outstanding	0
Common stock, $.001 par value; 40,000,000 shares authorized; 15,261,000 shares issued and outstanding	15,261
Additional paid-in capital	3,517,569
Accumulated deficit	(2,813,271)
Total stockholders' equity	719,559
Total liabilities and stockholders' equity	$1,422,031

See notes to financial statements.

PROFOUND BEAUTY INC.
STATEMENT OF OPERATIONS
For the Period from Inception (January 30, 2003) to December 31, 2003

Net sales	$ 37,101
Cost of sales	34,597
Gross profit	2,504
Operating expenses	2,814,980
Operating loss	(2,812,476)
Interest income	1,181
Loss before provision for income taxes	(2,811,295)
Provision for income taxes	1,976
Net loss	$(2,813,271)
Basic and diluted loss per common share	$ (0.22)
Weighted average number of shares outstanding used in computing basic and diluted loss per common share	12,963,183

See notes to financial statements.

PROFOUND BEAUTY INC.
STATEMENT OF CASH FLOWS
For the Period from Inception (January 30, 2003) to December 31, 2003

Cash flows used for Operating Activities	
Net loss	$(2,813,271)
Adjustments to reconcile net loss to net cash flows used for operating activities:	
Depreciation	5,442
Changes in operating assets and liabilities:	
Increase in accounts receivable	(1,783)
Increase in inventory	(25,805)
Increase in prepaid expenses and other current assets	(266,226)
Increase in other assets	(163,167)
Increase in accounts payable	352,914
Increase in accrued expenses	68,260
Increase in accrued income taxes	508
Increase in due to affiliate	280,790
Net cash flows used for operating activities	(2,562,338)
Cash flows used for Investing Activities	
Fixed asset acquisitions	(39,858)
Cash flows from Financing Activities	
Proceeds from issuance of common stock	65,000
Proceeds from issuance of restricted stock	67,830
Proceeds from contribution of additional paid-in capital	3,400,000
Net increase in cash and cash equivalents	930,634
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 930,634

See notes to financial statements.

PROFOUND BEAUTY INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Period from Inception (January 30, 2003) to December 31, 2003

	Common Stock		Additional Paid - In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 30, 2003	0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	13,000,000	13,000	52,000		65,000
Additional paid-in capital			3,400,000		3,400,000
Issuance of restricted stock	2,261,000	2,261	65,569		67,830
Net loss				(2,813,271)	(2,813,271)
Balance, December 31, 2003	15,261,000	$15,261	$3,517,569	$(2,813,271)	$ 719,559

See notes to financial statements.

Note 1 Business and Organization

Profound Beauty Inc. (the "Company"), a Delaware corporation was formed on November 18, 2003. On November 21, 2003, the Company, which had no operations to that date, was merged with Profound Beauty Inc., a New York corporation (the "Predecessor"). The Predecessor was formed on January 30, 2003 ("Inception"). The merger was recorded as a capital transaction, as the entities are under common control. The accompanying financial statements present the financial results of the Predecessor from Inception to November 21, 2003, and the results of the Company from November 21, 2003 to December 31, 2003.

The Company markets and distributes professional hair care products to prestige beauty salons ("Participating Salons") in the United States. Through a program of educating its Participating Salons in the use of its patent pending business methods, the Company expects these Participating Salons to expand their sales of beauty services and products, thereby, increasing sales of the Company's products. Since Inception, the Company and the Predecessor have been a developmental stage enterprise, with its primary activities directed to creating its brand identity and educational programs, finalizing the development of its product line and establishing itself in the market place as a highly regarded hair care products marketer.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States. These statements include all adjustments (consisting of normal recurring accruals) that management considers necessary to present a fair statement of financial position at December 31, 2003 and fair statements of results of operation, cash flows, and stockholders' equity for the period from Inception to December 31, 2003.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted deposits with banks.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets primarily consist of deposit payments made in 2003 for a 2004 trade show and for the development of a promotional video about the Company that was completed in 2004.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, ranging from three to five years.

Long Lived Assets

The Company records its long-lived assets at cost. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment of Long Lived Assets*, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Furthermore, the assets are evaluated for continuing value and proper useful lives by comparison to expected future cash projections. Measurement of any impairment would include a comparison of estimated undiscounted future operating cash flows anticipated to be generated during the remaining life of the asset to the net carrying value of the asset. Management is not aware of any events or changes in circumstances that would necessitate a review of any long lived assets as of December 31, 2003.

Other Assets

Other assets consist of payments to consulting firms for software being developed for the Company. This software will result in the creation of a Company web site and a combined sales order processing and data accumulation system necessary to facilitate the selection of products being ordered by the salon clients. The consulting firms are developing the design, programs and technical specifications and writing the programming code. In accordance with Statement of Position 98-1 of the Accounting Standards Executive Committee, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* and EITF No.00-2 of the Financial Accounting Standards Board, Emerging Issues Task Force (EITF), *Accounting for Web Site Development Costs,* these costs meet the criteria for capitalization of software for internal use. The costs will be written off over the estimated useful life of the software once the development stage is completed.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist primarily of balances due trade creditors, arising in the normal course of business.

Revenue Recognition

The Company sells professional hair care products to its customers, prestige beauty salons, only upon execution of a supply agreement between the Company and its customer, and receipt by the Company of a valid credit card number. The agreement identifies the products available. Prices charged customers are based on established price lists. All product is shipped FOB shipping point from the Company's warehouse location with title passing to the customer at the warehouse location. The Company recognizes revenue at the time the product is shipped to the customer, net of a provision for returns and other sales credits estimated by management. At the time of shipment, or some time thereafter, the Company charges the customer's credit card.

The Company offers both a points program and discounts as incentives for customers to purchase its products. Under the points program, customers are awarded points based on the amount of purchases from the Company. These points can then be used by the customer to obtain free products or other services from the Company. In accordance with EITF No.00-22 *Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or*

Services to Be Delivered in the Future, considering the value of these points in relation to the value of the transactions necessary to earn the awards, the estimated cost to the Company of these points is accrued as a component of cost of sales at the time of the related sale. Discounts are recorded as reductions to revenue at the time of sale in accordance with EITF No.01-9 *Accounting for Consideration Given by a Vendor to a Customer.*

Income Taxes

Income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax basis of assets and liabilities using currently enacted tax rates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents and of accounts payable approximate fair value due to the short-term maturity of these instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Share

In accordance with SFAS No. 128, *Earnings Per Share*, basic loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive stock options and awards. No diluted net loss per share is presented, as there were no contingently issuable shares at December 31, 2003, and no preferred stock outstanding.

Note 3 **Inventory**

Inventory is stated at lower of cost (actual) or market value. At December 31, 2003, inventory consists of finished goods, net of a reserve for obsolescence, estimated by management, of $4,000.

Note 4 Property, Plant and Equipment

Property, plant and equipment consist of the following as of December 31, 2003:

Machinery and equipment	$18,010
Computer equipment	21,848
Subtotal	39,858
Less: accumulated depreciation	(5,442)
Total	$34,416

Note 5 Operating Expenses

Operating expenses consist of the following major components:

Advertising, marketing and development	$1,238,144
Selling	385,670
Distribution	43,544
General and administrative	1,147,622
Total	$2,814,980

Note 6 Related Party Transactions

The Company purchases hair care products from Mana Products, Inc. ("Mana"), a company substantially owned by the Company's majority stockholder, in accordance with a supply agreement between the parties. The Company also purchases from Mana, on an as needed basis, certain logistical and administrative services and office & warehouse space. For the period from Inception to December 31, 2003, the Company made purchases of $49,101 of hair care products and $675,000 of services from Mana. At December 31, 2003, the Company owed Mana $280,790 for the remaining portion of these purchases and services that had not yet been paid.

Note 7 Income Taxes

The Company's provision for taxes for the period from Inception to December 31, 2003 consists of current state and local provisions. There are no significant differences between the book basis and the tax basis of assets and liabilities at December 31, 2003. The benefit arising from the current operating loss has been fully reserved due to uncertainties concerning its realization.

Note 8 **Stockholders' Equity**

The Company has issued 13,000,000 shares of common stock from Inception to December 31, 2003 for $65,000 cash. No other form of consideration was received for this stock. Additional paid-in capital of $3,400,000 was also contributed by the majority stockholder.

The Company is authorized to issue up to 10,000,000 shares of preferred stock in one or more series, each to be distinctly designated with its individual rights and privileges. To date, no such stock has been issued, nor has any series been designated.

In October, 2003, the Company adopted the 2003 Restricted Stock Plan (the "Restricted Stock Plan") which authorizes the granting of up to 3,000,000 restricted shares of the Company's common stock. The shares subject to the Restricted Stock Plan consist of unissued shares, treasury shares or previously issued shares, and such shares have been reserved for this purpose. The shares have restrictions on their transferability and are forfeitable until the terms of their grants have been satisfied. In December, 2003, the Company issued 2,261,000 shares of restricted stock under the Restricted Stock Plan for services provided to the Company by employees and consultants and to the employees and consultants of Mana (see Note 10). The market value of these shares, is $67,830, and has been recorded as operating expenses in the accompanying financial statements.

In December, 2003, the Company adopted the 2003 Profound Incentive Equity (PIE) Stock Option Plan which authorizes the granting of options for the purchase of up to 4,000,000 shares of the Company's common stock (see Note 10). Options will vest over periods ranging up to 5 years. Options will have a maximum term of 10 years. As of December 31, 2003, no such options have been granted.

Note 9 **Loss Per Share**

Basic net loss per share for the period from Inception to December 31, 2003, is computed by dividing net loss by the weighted average number of common shares outstanding. No diluted net loss per share is presented, as there were no contingently issuable shares at December 31, 2003, and no preferred stock outstanding.

Net loss	$(2,813,271)
Weighted average shares outstanding	12,963,183
Basic net loss per share	$ (.22)

Note 10 **Subsequent Events**

In February, 2004, 600,000 shares of common stock granted in 2003 under the Restricted Stock Plan were forfeited as a result of an employee and a consulting agreement termination. In March, 2004, 10,000 shares of common stock granted in 2003 under the Restricted Stock Plan were forfeited as a result of a Mana employee termination. In April, 2004, 7,000 shares of common stock granted in 2003 under the

Restricted Stock Plan were forfeited as the result of a Mana employee termination and an employee termination.

On May 18, 2004, The United States Securities and Exchange Commission declared effective the Company's Regulation A Offering Statement registering both stock options to purchase 4,000,000 shares of the Company's common stock and 4,000,000 shares of the Company's common stock that the Company has reserved for issuance in connection with the PIE Stock Option Plan.

PART III — EXHIBITS

ITEM 1. Index to Exhibits

(1) The Articles of Incorporation and By-Laws of the Company*

(2) 2003 Profound Incentive Equity (PIE) Stock Option Plan***

(3) Form of 2003 Profound Incentive Equity (PIE) Award Agreement — Salon Grantees***

(4) Form of 2003 Profound Incentive Equity (PIE) Award Agreement — Advisor Grantees***

(5) Merger Documents*

(6) Issuer's 2003 Restricted Stock Plan*

(7) Form of Restricted Stock Agreement*

(8) Form of the Salon Supply Agreement*

(9) License Agreement*

(10) Supply Agreement**

(11) Valuation Letter*

(12) Legal Opinion*

(13) Howard Friedensohn's Employment Agreement*

(14) Trademark License Agreement*

(15) Consent of Independent Auditors***

(16) Consent of Wien Securities Corp.***

(17) Agency Agreement between the Issuer and Wien Securities Corp.***

ITEM 2. Description of Exhibits

(1) The Articles of Incorporation and By-Laws of Issuer.*

(2) 2003 Profound Incentive Equity (PIE) Stock Option Plan.***

(3) Form of the 2003 Profound Incentive Equity (PIE) Award Agreement, to be granted to employees and consultants of the Participating Salons (the "Salon Grantees").***

(4) Form of the 2003 Profound Incentive Equity (PIE) Award Agreement, to be granted to members of Issuer's Board of Advisors (the "Advisor Grantees").***

(5) Merger documents whereby NY Profound is merged with Issuer, with Issuer becoming the surviving entity (collectively the "Merger Documents").*

(6) Issuer's 2003 Restricted Stock Plan.*

(7) Form of the Restricted Stock Agreement executed by participants in Issuer's 2003 Restricted Stock Plan (the "Restricted Stock Agreement").*

(8) Form of the Salon Supply Agreement executed by and between Issuer and the Participating Salons (the "Salon Supply Agreement").*

---

* Previously Filed
** Filed with Confidential Portions Omitted
***Filed Herewith

(9) License Agreement, by and between Issuer and Mana, dated as of August 1, 2003 (the "License Agreement").*

(10) Supply Agreement, by and between Issuer and Mana, dated as of August 1, 2003 (the "Supply Agreement").**

(11) Valuation letter issued by Willamette Management Associates, dated April 15, 2003, appraising the Options.*

(12) Legal Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to the Company (the "Legal Opinion").*

(13) Howard Friedensohn's Employment Agreement, by and between Issuer and Howard Friedensohn, dated January 2, 2004 (the "Friedensohn Agreement").*

(14) Trademark License Agreement, by and between Issuer and Mana, dated as of March 10, 2004, (the "Trademark License Agreement").*

(15) Consent of the Independent Auditors***

(16) Consent of Wien Securities Corp.***

(17) Agency Agreement between the Issuer and Wien Securities Corp.***

SIGNATURES

Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New York, on June 25, 2004.

PROFOUND BEAUTY INC.

By:______________________________
Name: Nikos Mouyiaris
Title: Chief Executive Officer and Director

By:______________________________
Name: Lawrence Weinstock
Title: Chief Financial Officer

By:______________________________
Name: Barbara Novick
Title: Secretary, Treasurer and Director

By:______________________________
Name: Howard Friedensohn
Title: Chief Operating Officer

EXHIBIT 2

2003 Profound Incentive Equity (PIE) Stock Option Plan

405168-1

PROFOUND BEAUTY INC.

2003 PROFOUND INCENTIVE EQUITY (PIE) STOCK OPTION PLAN

1. Purpose of the Plan.

This 2003 Profound Incentive Equity (PIE) Stock Option Plan (the "PIE Plan") is intended as an incentive, to retain and attract individuals that are or will be involved in the development and growth of Profound Beauty Inc., a Delaware corporation (the "Company"). Options granted pursuant to the PIE Plan shall be nonqualified stock options (the "Options").

It is intended that the grant of Options be exempt from registration pursuant to Regulation A of the Securities Act of 1933, as amended ("Regulation A"). In all cases, the terms, provisions, conditions and limitations of the PIE Plan shall be construed and interpreted consistent with the Company's intent as stated in this Section 1.

2. Administration of the PIE Plan.

The Board of Directors of the Company (the "Board") shall appoint and maintain as administrator of the PIE Plan a committee (the "Committee") consisting of two or more members. The Committee, subject to Sections 3 and 5 hereof, shall have full power and authority to designate recipients of Options, to determine the terms and conditions of respective Option agreements (which need not be identical) and to interpret the provisions and supervise the administration of the PIE Plan.

Subject to the provisions of the PIE Plan, the Committee shall interpret the PIE Plan and all Options granted under the PIE Plan, shall make such rules as it deems necessary for the proper administration of the PIE Plan, shall make all other determinations necessary or advisable for the administration of the PIE Plan and shall correct any defects or supply any omission or reconcile any inconsistency in the PIE Plan or in any Options granted under the PIE Plan in the manner and to the extent that the Committee deems desirable to carry into effect the PIE Plan or any Options. The act or determination of a majority of the Committee shall be the act or determination of the Committee and any decision reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made by a majority at a meeting duly held. Subject to the provisions of the PIE Plan, any action taken or determination made by the Committee pursuant to this and the other Sections of the PIE Plan shall be conclusive on all parties.

In the event that for any reason the Committee is unable to act or if there shall be no such Committee, then the PIE Plan shall be administered by the Board, and references herein to the Committee (except in the proviso to this sentence) shall be deemed to be references to the Board.

3. Designation of Grantees.

The persons eligible for participation in the PIE Plan as recipients of Options (each a "Grantee" and collectively the "Grantees") shall include employees, directors, independent contractors and owners (each a "Salon Grantee" and collectively the "Salon Grantees") of salons (individually a "Participating Salon") that enter into a salon supply agreement with the Company for the distribution of the Company's products (the "Salon Supply Agreement"), or members (each an "Advisor Grantee" and collectively the "Advisor Grantees") of the Company's Board of Advisors (the "Board of Advisors"). In selecting Grantees, and in determining the number of shares to be covered by each Option granted to Grantees, the Committee may consider any factors it deems relevant, including without limitation, the position held by the Grantee with the Participating Salon, the Grantee's relationship to the Company and/or the Participating Salon, the Grantee's degree of responsibility for and contribution to the growth and success of the Company, the Grantee's length of association with the Company and the Grantee's potential to contribute to the advancement of the Company. A Grantee who has been granted an Option hereunder may be granted an additional Option or Options, if the Committee shall so determine.

4. Common Stock Reserved for the PIE Plan.

Subject to adjustment as provided in Section 7 hereof, a total of 4,000,000 shares (the "Total Option Shares") of the Company's common stock, $0.001 par value per share ("Common Stock"), shall be subject to the PIE Plan. Up to 3,700,000 of the Total Option Shares shall be allocated for issuance to Salon Grantees and up to 300,000 of the Total Option Shares shall be allocated for issuance to the Advisor Grantees. The shares of Common Stock subject to the PIE Plan shall consist of unissued shares and such amount of shares of Common Stock shall be and is hereby reserved for such purpose. Any of such shares of Common Stock that may remain unsold and that are not subject to outstanding Options at the termination of the PIE Plan shall cease to be reserved for the purposes of the PIE Plan, but until termination of the PIE Plan, the Company shall at all times reserve a sufficient number of shares of Common Stock to meet the requirements of the PIE Plan. Should any Option expire or be canceled prior to its exercise in full or should the number of shares of Common Stock to be delivered upon the exercise in full of an Option be reduced for any reason, the shares of Common Stock theretofore subject to such Option may be subject to future Options under the PIE Plan.

5. Terms and Conditions of Options and Common Stock.

Options granted under the PIE Plan and shares of Common Stock issued upon exercise thereof shall be subject to the following conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the PIE Plan, as the Committee shall deem desirable:

a. Exercise Price. The exercise price of each share of Common Stock purchasable under an Option shall be $.10 per share and not less than 100% of the Fair Market Value of such share of Common Stock on the date the Option is granted. The exercise price for each Option shall be subject to adjustment as provided in Section 7 below. "Fair Market Value" means the per share price of Common Stock as reasonably determined by the Committee, in its sole discretion, in a manner consistent with the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), or if the shares of Common Stock are publicly traded, the closing price of publicly traded shares of Common Stock on the principal securities exchange on which shares of Common Stock are listed (if the shares of Common Stock are so listed), or on the Nasdaq Stock Market (if the shares of Common Stock are regularly quoted on the Nasdaq Stock Market), or, if not so listed or regularly quoted, the mean between the closing bid and asked prices of publicly traded shares of Common Stock in the over-the-counter market, or, if such bid and asked prices shall not be available, as reported by any nationally recognized quotation service selected by the Company. Anything in this Section 5(a) to the contrary notwithstanding, in no event shall the exercise price of a share of Common Stock be less than the minimum price permitted under the rules and policies of any national securities exchange on which the shares of Common Stock are listed.

b. Option Term. The term of each Option shall be ten (10) years, or such shorter period as otherwise determined by the Committee at the time of grant.

c. Vesting; Exercisability. Options granted under the PIE Plan shall vest and become exercisable: (i) for Salon Grantees, two years from the date of the grant of the Option, subject to the termination provision of Section 5(h); or (ii) for Advisor Grantees, 20% of the Option on the first anniversary of the date of grant, and 20% of the Option on each of the next four succeeding anniversaries of the date of grant, subject to the termination provision of Section 5(h).

Upon a Liquidity Event (as hereinafter defined), the Committee, in its sole discretion, may determine that any or all Options granted under the PIE Plan and then outstanding shall immediately vest and become exercisable.

For purposes of the PIE Plan, a Liquidity Event shall be deemed to have occurred if:

i. a firm commitment underwritten public offering of the Company's shares of Common Stock shall be consummated;

ii. the Company shall be merged or consolidated with another Person (as defined below), unless as a result of such merger or consolidation more than 50% of the outstanding voting securities of the surviving or resulting Person shall be owned in the aggregate by the stockholders of the Company (as of the time immediately prior to such transaction), any employee benefit plan of the Company, or its affiliates;

iii. the Company shall sell substantially all of its assets to another Person that is not wholly owned by the Company, unless as a result of such sale more than 50% of such assets shall be owned in the aggregate by the stockholders of the Company (as of the time immediately prior to such transaction), any employee benefit plan of the Company or its affiliates; or

iv. a Person shall acquire 50% or more of the outstanding voting securities of the Company (whether directly, indirectly, beneficially or of record), unless as a result of such acquisition more than 50% of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the stockholders (or their affiliate) of the Company (as of the time immediately prior to the first acquisition of such securities by such Person), any employee benefit plan of the Company or its affiliates.

For purposes of this Section 5(c), ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-

3(d)(I)(i) (as in effect on the date hereof) under the Securities Exchange Act of 1934, as amended. In addition, for such purposes, "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof; however, a Person shall not include (A) the Company or any of its subsidiaries; (B) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries; (C) an underwriter temporarily holding securities pursuant to an offering of such securities; or (D) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportion as their ownership of stock of the Company.

d. Non-transferability of Common Stock. Notwithstanding anything in the PIE Plan to the contrary, no shares of Common Stock issued upon exercise of an Option shall be transferable until the earlier of a Liquidity Event or December 31, 2008.

e. Method of Exercise. Options to the extent then exercisable may be exercised in whole or in part at any time during the option period, by giving written notice to the Company specifying the number of shares of Common Stock to be purchased, accompanied by payment in full of the exercise price, in cash, or by check or such other instrument as may be acceptable to the Committee. As determined by the Committee, in its sole discretion at or after grant, payment in full or in part may be made at the election of the Grantee (i) in the form of Common Stock owned by the Grantee (based on the Fair Market Value of Common Stock on the trading day before the Option is exercised) which is not the subject of any pledge or security interest, (ii) in the form of shares of Common Stock withheld by the Company from the shares of Common Stock otherwise to be received with such withheld shares of Common Stock having a Fair Market Value on the date of exercise equal to the exercise price of the Options, or (iii) by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any shares surrendered to the Company is at least equal to such exercise price. A Grantee shall have the right to dividends and other rights of a stockholder with respect to shares of Common Stock purchased upon exercise of an Option at such time as the Grantee has given written notice of exercise and has paid in full for such shares and (ii) has satisfied such conditions that may be imposed by the Company with respect to the withholding of taxes.

f. Non-transferability of Options. Options are not transferable and may be exercised solely by the Grantee during his or her lifetime or after his or her death by the person or persons entitled thereto under his or her will or the laws of descent and distribution. The Committee, in its sole discretion, may permit a transfer of an Option to (i) a trust for the benefit of the Grantee or (ii) a member of the Grantee's immediate family (or a trust for his or her benefit). Any attempt to transfer, assign, pledge or otherwise dispose of, or to subject to execution, attachment or similar process, any Option contrary to the provisions hereof shall be void and ineffective and shall give no right to the purported transferee.

g. Termination by Death. Unless otherwise determined by the Committee, if any Grantee's participation in the PIE Plan terminates by reason of death, the Option may thereafter be exercised, to the extent then exercisable (or on such accelerated basis as the Committee shall determine at or after grant), by the legal representative of the estate or by the legatee of the Grantee under the will of the Grantee, for a period of one year after the later of (i) the occurrence of a Liquidity Event or (ii) the date of such death, in either case not to exceed the expiration of the stated term of such Option as provided under the PIE Plan.

h. Termination by Other Reasons. Unless otherwise determined by the Committee, any Grantee's participation in the PIE Plan will terminate (i) upon a Salon Grantee's termination of employment or association (regardless of whether voluntary or involuntary) with the Participating Salon for any reason, (ii) by reason of the termination (for any reason) of the Salon Supply Agreement with the Participating Salon with which such Salon Grantee is employed or associated, or (iii) upon an Advisor Grantee's termination (for any reason) from the Board of Advisors. Thereafter any Option held by such Grantee may be exercised to the extent it was exercisable at the time of such termination, but may not be exercised after 90 days after the occurrence of a Liquidity Event, and may not be exercised upon the expiration of the stated term of such Option. However, if the Grantee dies within such 90-day period, any unexercised Option held by such Grantee shall thereafter be exercisable, to the extent to which it was exercisable at the time of death, for a period of one year after the date of such death or for the stated term of such Option, whichever period is shorter.

6. Term of Plan.

No Option shall be granted pursuant to the PIE Plan on or after the two (2) year anniversary of the date that the PIE Plan, pursuant to Regulation A, is declared effective by the Securities and Exchange Commission ("SEC"), but Options theretofore granted may extend beyond that date.

7. Capital Change of the Company.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, or other change in corporate structure affecting Common Stock at any time prior to a Liquidity Event, the Committee shall make an appropriate and equitable adjustment in the number and kind of shares reserved for issuance under the PIE Plan and in the number and exercise price of shares subject to outstanding Options granted under the PIE Plan, to the end that after such event each Grantee's proportionate interest shall be maintained as immediately before the occurrence of such event.

8. Taxes.

The Company may make such provisions as it may deem appropriate, consistent with applicable law, in connection with any Options granted under the PIE Plan with respect to the withholding of any taxes or any other tax matters.

9. Effective Date of Plan.

The PIE Plan shall be effective on December 30, 2003.

10. Amendment and Termination.

The Board may amend, suspend, or terminate the PIE Plan, except that no amendment shall be made that would impair the rights of any Grantee under any Option theretofore granted without the Grantee's consent, and except that no amendment shall be made which, without the approval of the stockholders of the Company would:

a. materially increase the number of shares that may be issued under the PIE Plan, except as is provided in Section 7;

b. materially increase the benefits accruing to the Grantees under the PIE Plan;

c. materially modify the requirements as to eligibility for participation in the PIE Plan;

d. decrease the exercise price of an Option to less than 100% of the Fair Market Value per share of Common Stock on the date of grant thereof; or

e. extend the term of any Option beyond that provided for in Section 5(b).

The Committee may amend the terms of any Option theretofore granted, prospectively or retroactively, but no such amendment shall impair the rights of any Grantee without the Grantee's consent. The Committee may also substitute new Options for previously granted Options, including options granted under other plans applicable to the participant and previously granted Options having higher exercise prices, upon such terms as the Committee may deem appropriate.

11. Government Regulations.

The PIE Plan, and the grant and exercise of Options hereunder, and the obligation of the Company to sell and deliver shares under such Options, shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies, national securities exchanges and interdealer quotation systems as may be required.

12. Certificates.

All certificates for shares of Common Stock delivered under the PIE Plan shall be subject to such transfer restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the SEC, or other securities commission having jurisdiction, any applicable Federal or state securities law, any stock exchange or interdealer quotation system upon which Common Stock is then listed or traded and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions. In addition, all stock certificates will include a legend that states that the shares of Common Stock delivered under the PIE Plan shall not be transferred until the earlier of December 31, 2008 or the occurrence of a Liquidity Event.

13. Limitation of Liability.

No member of the Board or the Committee, or any officer or employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to the PIE Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

14. Association Matters.

The adoption of the PIE Plan shall not confer upon any Grantee any right to association with the Company, nor shall it interfere in any way with the right of the Company to terminate its association with the Grantee or the participation therein by any Participating Salon.

PROFOUND BEAUTY INC.

December 30, 2003

EXHIBIT 3

Form of 2003 Profound Incentive Equity (PIE) Award Agreement – Salon Grantees

Option Award Agreement – Salon Grantees

PROFOUND BEAUTY INC.
32-02 Queens Blvd.
Long Island City, New York 11101

[date of grant]

To: [name of grantee]
[address of grantee]

We are pleased to inform you that on [date], the PIE Plan Committee of Profound Beauty Inc., a Delaware corporation (the "Company"), upon the direction of the Board of Directors of the Company, granted you an option (the "Option") to purchase [number of shares] (the "Shares"), $.001 par value, of the Company common stock ("Common Stock") pursuant to the Company's 2003 Profound Incentive Equity (PIE) Stock Option Plan (the "PIE Plan"), at a price of $.10 per Share. The Option is intended to comply with Regulation A of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the PIE Plan (a copy of which in its present form is attached hereto).

No part of the Option is currently exercisable. The Option may be exercised for any portion, including all of the Shares, at any time after two years from the date of grant. Notwithstanding anything to the contrary contained herein, the Option must be exercised prior to 10 years from date of this grant (the date on which the Option will, to the extent not previously exercised, expire). Shares of Common Stock issued upon exercise of the Option shall not be transferable until the earlier of December 31, 2008 or the occurrence of a Liquidity Event.

This Option is issued in accordance with and is subject to and conditioned upon all of the terms and conditions of the PIE Plan, as from time to time amended, provided, however, that no future amendment or termination of the PIE Plan shall, without your consent, alter or impair any of your rights or obligations under the Option. Reference is made to the terms and conditions of the PIE Plan, all of which are incorporated by reference herein as if fully set forth herein.

If at any time your participation in the PIE Plan terminates either by reason of (i) your termination of employment or association (regardless of whether voluntary or involuntary) with the Participating Salon for any reason or (ii) the termination (for any reason) of the Salon Supply Agreement between the Company and the Participating Salon with which you are employed or associated, the Option may thereafter be exercised only to the extent it is exercisable at the time of such termination, but may not be exercised after 90 days after the occurrence of a Liquidity Event, and may not be exercised upon the expiration of the stated term of the Option. However, if you die within such 90-day period, any unexercised Option held by you shall thereafter be exercisable, to the extent to which it was exercisable at the time of death, for a period of one year after the date of your death or for the stated term of the Option, whichever period is shorter.

The Option (or portion thereof) is to be exercised by delivering to the Company a written notice of exercise in the form attached hereto as Exhibit A, specifying the number of Shares to be purchased, together with payment of the exercise price of the Shares to be purchased. The exercise price is to be paid in cash or, at the discretion of the Committee, by delivering shares of Common Stock already owned by you and having a Fair Market Value on the date of exercise equal to the exercise price of the Option, or a combination of shares of Common Stock and cash, or otherwise in accordance with the PIE Plan.

You agree not to transfer, sell or pledge any of the Shares following the effectiveness of an underwritten public offering of the Company's securities for a period as is required by the managing underwriter of such public offering and to execute an agreement memorializing these transfer restrictions as required by such managing underwriter.

You agree that the PIE Plan and any Options granted herein, shall be governed by, and interpreted in accordance with, the laws of the State of New York without regard to its principles of conflict of laws. Additionally, you (a) agree that any action with respect to the Options issued herein and the PIE Plan may be brought only in the courts of the State of New York, County of New York or of the United States of America for the Southern District of New York; (b) accept generally and unconditionally, the exclusive jurisdiction of such courts; (c) irrevocably waive any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which you may now or hereafter have to the bringing of any action in those jurisdictions; and (d) irrevocably consent to the service of process of any of the courts referred to above in any action by the mailing of copies of the process to you at the address provided above. Service effected as provided in this manner will become effective five calendar days after the mailing of the process.

[Remainder of the page is left intentionally blank.]

[SIGNATURE PAGE OF THE OPTION AWARD AGREEMENT]
[Grantee Copy]

Would you kindly evidence your acceptance of the Option and your agreement to comply with the provisions hereof and of the PIE Plan by executing this letter under the words "Agreed To and Accepted."

Very truly yours,

PROFOUND BEAUTY INC.

By:____________________________
Name:
Title:

AGREED TO AND ACCEPTED:

____
[Name] date
[Address]

[Telephone No.]
[Social Security Number]

Name and Address of Participating Salon with which the Grantee is associated with or employed by:

[Salon]
[Address]

[SIGNATURE PAGE OF THE OPTION AWARD AGREEMENT]
[Profound Copy]

Would you kindly evidence your acceptance of the Option and your agreement to comply with the provisions hereof and of the PIE Plan by executing this letter under the words "Agreed To and Accepted."

Very truly yours,

PROFOUND BEAUTY INC.

By:____________________________
Name:
Title:

AGREED TO AND ACCEPTED:

____
[Name] date
[Address]

[Telephone No.]
[Social Security Number]

Name and Address of Participating Salon with which the Grantee is associated with or employed by:

[Salon]
[Address]

Exhibit A

Profound Beauty Inc.
32-02 Queens Blvd.
Long Island City, New York 11101

Gentlemen:

Notice is hereby given of my election to purchase _____ Shares of Common Stock, $.001 par value (the "Shares"), of Profound Beauty Inc. at a price of $.10 per Share, pursuant to the provisions of the Option granted to me on [date], under the Profound Beauty Inc. 2003 Profound Incentive Equity (PIE) Stock Option Plan . Enclosed in payment for the Shares is:

/___/ my check in the amount of $________.

*/___/ ___________ Shares having a total value of $________, such value being based on the closing price(s) of the Shares on the date hereof.

The following information is supplied for use in issuing the Shares purchased hereby:

Number of Certificates and Denominations	____________________
Name	____________________
Address	____________________
	____________________
Social Security Number	____________________

Dated: _______________, ____

Very truly yours,

____

*Subject to the approval of the
PIE Plan Committee or the Board of Directors

EXHIBIT 4

Form of 2003 Profound Incentive Equity (PIE) Award Agreement – Advisor Grantees

Option Award Agreement – Advisor Grantees

PROFOUND BEAUTY INC.
32-02 Queens Blvd.
Long Island City, New York 11101

[date of grant]

To: [name of grantee]
[address of grantee]

We are pleased to inform you that on [date], the PIE Plan Committee of Profound Beauty Inc., a Delaware corporation (the "Company"), upon the direction of the Board of Directors of the Company, granted you an option (the "Option") to purchase [number of shares] (the "Shares"), $.001 par value, of the Company common stock ("Common Stock") pursuant to the Company's 2003 Profound Incentive Equity (PIE) Stock Option Plan (the "PIE Plan"), at a price of $.10 per Share. The Option is intended to comply with Regulation A of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the PIE Plan (a copy of which in its present form is attached hereto).

No part of the Option is currently exercisable. At any time after the first anniversary of the date of grant, up to 20% of the Option may be exercised, thereafter, up to an additional 20% of the Option may be exercised at any time after each of the next four succeeding anniversaries of the date of grant. Notwithstanding anything to the contrary contained herein, the Option must be exercised prior to 10 years from date of this grant (the date on which the Option will, to the extent not previously exercised, expire). Shares of Common Stock issued upon exercise of the Option shall not be transferable until the earlier of December 31, 2008 or the occurrence of a Liquidity Event.

This Option is issued in accordance with and is subject to and conditioned upon all of the terms and conditions of the PIE Plan, as from time to time amended, provided, however, that no future amendment or termination of the PIE Plan shall, without your consent, alter or impair any of your rights or obligations under the Option. Reference is made to the terms and conditions of the PIE Plan, all of which are incorporated by reference herein as if fully set forth herein.

If at any time your participation in the PIE Plan terminates by reason of your termination (for any reason) from the Board of Advisors, the Option may thereafter be exercised only to the extent it is exercisable at the time of such termination, but may not be exercised after 90 days after the occurrence of a Liquidity Event, and may not be exercised upon the expiration of the stated term of the Option. However, if you die within such 90-day period, any unexercised Option held by you shall thereafter be exercisable, to the extent to which it was exercisable at the time of death, for a period of one year after the date of your death or for the stated term of the Option, whichever period is shorter.

The Option (or portion thereof) is to be exercised by delivering to the Company a written notice of exercise in the form attached hereto as Exhibit A, specifying the number of Shares to be purchased, together with payment of the exercise price of the Shares to be purchased. The exercise price is to be paid in cash or, at the discretion of the Committee, by delivering shares of Common Stock already owned by you and having a Fair Market Value on the date of exercise equal to the exercise price of the Option, or a combination of shares of Common Stock and cash, or otherwise in accordance with the PIE Plan.

You agree not to transfer, sell or pledge any of the Shares following the effectiveness of an underwritten public offering of the Company's securities for a period as is required by the managing underwriter of such public offering and to execute an agreement memorializing these transfer restrictions as required by such managing underwriter.

You agree that the PIE Plan and any Options granted herein, shall be governed by, and interpreted in accordance with, the laws of the State of New York without regard to its principles of conflict of laws. Additionally, you (a) agree that any action with respect to the Options issued herein and the PIE Plan may be brought only in the courts of the State of New York, County of New York or of the United States of America for the Southern District of New York; (b) accept generally and unconditionally, the exclusive jurisdiction of such courts; (c) irrevocably waive any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which you may now or hereafter have to the bringing of any action in those jurisdictions; and (d) irrevocably consent to the service of process of any of the courts referred to above in any action by the mailing of copies of the process to you at the address provided above. Service effected as provided in this manner will become effective five calendar days after the mailing of the process.

[Remainder of the page is left intentionally blank.]

[SIGNATURE PAGE OF THE OPTION AWARD AGREEMENT]
(Grantee Copy)

Would you kindly evidence your acceptance of the Option and your agreement to comply with the provisions hereof and of the PIE Plan by executing this letter under the words "Agreed To and Accepted."

Very truly yours,

PROFOUND BEAUTY INC.

By:__________________________
Name:
Title:

AGREED TO AND ACCEPTED:

____
[Name] date
[Address]

[Telephone No.]
[Social Security Number]

[SIGNATURE PAGE OF THE OPTION AWARD AGREEMENT]
(Profound Copy)

Would you kindly evidence your acceptance of the Option and your agreement to comply with the provisions hereof and of the PIE Plan by executing this letter under the words "Agreed To and Accepted."

Very truly yours,

PROFOUND BEAUTY INC.

By:___________________________
Name:
Title:

AGREED TO AND ACCEPTED:

____
[Name] date
[Address]

[Telephone No.]
[Social Security Number]

Exhibit A

Profound Beauty Inc.
32-02 Queens Blvd.
Long Island City, New York 11101

Gentlemen:

Notice is hereby given of my election to purchase _____ Shares of Common Stock, $.001 par value (the "Shares"), of Profound Beauty Inc. at a price of $.10 per Share, pursuant to the provisions of the Option granted to me on [date], under the Profound Beauty Inc. 2003 Profound Incentive Equity (PIE) Stock Option Plan . Enclosed in payment for the Shares is:

/___/ my check in the amount of $________.

*/___/ ___________ Shares having a total value of $________, such value being based on the closing price(s) of the Shares on the date hereof.

The following information is supplied for use in issuing the Shares purchased hereby:

Number of Certificates and Denominations	____________________
Name	____________________
Address	____________________
	____________________
Social Security Number	____________________

Dated: _______________, ____

Very truly yours,

____

*Subject to the approval of the
PIE Plan Committee or the Board of Directors

EXHIBIT 15

Consent of Independent Auditors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 1 to Regulation A Offering Statement of Profound Beauty Inc. on Form 1-A of our report dated June 1, 2004 appearing in this Post-Effective Offering Statement, which is a part of such Post-Effective Offering Statement.

Deloitte & Touche LLP

New York, New York

June 24, 2004

EXHIBIT 16

Consent of Wien Securities Corp.

CONSENT AND CERTIFICATION BY BROKER-DEALER

1. The undersigned hereby consent to being name as broker-dealer in an offering statement filed with the Securities and Exchange Commission by (Profound Beauty Inc.) pursuant to Regulation A in connection with a proposed offering of options to purchase common stock to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the offering statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If preliminary offering circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a preliminary offering circular and, if such preliminary offering circular is inaccurate or inadequate in any material respect, to furnish a revised preliminary offering circular or a final offering circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Wien Securities Corp.

Wien Securities Corp

Date 6/23/04

By: [signature]
EVP

422902-1

TOTAL P.08

JUN. 25. 2004 (FRI) 10:50

PAGE 3/3

EXHIBIT 17

Agency Agreement between the Issuer and Wien Securities Corp.

Profound Beauty Inc.

AGENCY AGREEMENT

June 25, 2004

Wien Securities Corp.
525 Washington Blvd.
Jersey City, New Jersey 07310

Ladies and Gentlemen:

Profound Beauty Inc., a Delaware corporation ("Company"), proposes to offer in an offering qualified under Regulation A of the Securities Act of 1933, as amended, (the "Offering") options (the "Options") to purchase 4,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"), at an exercise price of $.10 per share.

The Options have the terms and conditions reflected in the Regulation A Offering Circular (the "Memorandum"), to be delivered to each grantee of the Options (the "Grantees"). The Memorandum, together with the 2003 Profound Incentive Equity ("PIE") Stock Option Plan and the form of 2003 Profound Incentive Equity (PIE) Award Agreement for Salon Grantees or Advisor Grantees, as the case may be, will be referred to herein as the "Offering Documents". Wien Securities Corp. is sometimes referred to herein as "Wien Securities Corp." or the "Placement Agent".

1. Appointment of Placement Agent; The Offering Period.

1.1 Appointment of Placement Agent. You are hereby appointed exclusive Placement Agent of the Company during the offering period herein specified ("Offering Period") for the purpose of assisting the Company in placing the Options with Grantees in the following states or jurisdictions: Delaware, District of Columbia, Maryland, New Jersey, Nevada, Pennsylvania, Texas and Virginia. The Grantees are (i) members of the Company's Board of Advisors or (ii) certain principals, employees and consultants of the Company's customers. You hereby accept such agency and agree to use your best efforts to assist the Company in placing the Options with the Grantees, including but not limited to providing broker-dealer services. Your agency hereunder is terminable either by you or by the Company upon 30 days written notice.

1.2 Offering Period. The Offering Period shall commence on the day the Offering Documents are first made available to you by the Company and shall continue until May 18, 2006.

1.3 Offering Documents. The Company will provide the Placement Agent with a sufficient number of copies of the Offering Documents for delivery to potential Grantees and such other information, documents and instruments that the Placement Agent deems reasonably necessary to act as Placement Agent hereunder and to comply with the rules, regulations and judicial and administrative interpretations respecting compliance with applicable state and federal statutes related to the Offering.

1.4 No Firm Commitment. The Company understands and acknowledges that the undertaking by the Placement Agent pursuant to this Agreement is not a "firm commitment" offering and that the Placement Agent is not obligated in any way to place the Options offered hereby.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Placement Agent as follows:

2.1 Due Incorporation. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

2.2 Authorization. This Agreement has been duly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its respective terms, subject to (i) applicable bankruptcy, insolvency, reorganization and moratorium laws, (ii) other laws of general application affecting the enforcement of creditors' rights generally and general principles of equity, (iii) the discretion of the court before which any proceeding therefor may be brought and (iv) the limitation by federal or state securities laws or by public policy of rights to indemnification.

2.3 Valid Issuance of Common Stock. The Options, when granted, will be legal binding obligations of the Company, free and clear of all liens, security interests, pledges, charges, encumbrances, and stockholder agreements. Upon exercise of the Options into Common Stock in accordance with their terms, and assuming no change in applicable law, the shares of Common Stock issuable upon exercise of the Options will be duly authorized, validly issued, fully paid, and non-assessable, will not be issued in violation of any preemptive right or rights of first refusal, and the holders of such shares of Common Stock will have good title to such shares, free and clear of all liens, security interests, pledges, charges, encumbrances, and stockholder agreements.

2.4 Offering Statement. The Securities and Exchange Commission has declared that the Offering qualified for the exemption under Regulation A of the Securities Act. The Company will file a Post-Effective Amendment to its Offering Statement on Form 1-A to reflect this Agreement.

2.5 Blue Sky. The Company will prepare Blue Sky Applications (as such term is defined in Section 5.1 hereof) in all jurisdictions in which the Placement Agent is engaged to place the Options and will be responsible for all costs and expenses related to such Blue Sky Applications.

3. Representations and Warranties of the Placement Agent. The Placement Agent, represents and warrants as follows:

3.1 Due Incorporation. The Placement Agent is duly incorporated, validly existing and in good standing under the laws of its state of incorporation and has all requisite corporate power and authority to carry on its business as now conducted.

3.2 Broker-Dealer Registration. The Placement Agent is registered as a broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

3.3 Good Standing. The Placement Agent is a member in good standing of the National Association of Securities Dealers.

3.4 Placement in Certain Jurisdictions. Placement of the Options by the Placement Agent will be made only in such jurisdiction in which (i) the Placement Agent is a registered broker-dealer or where an applicable exemption from such registration exists and (ii) the offering and placement of Options is registered under, or is exempt from, applicable registration requirements.

4. Placement Agent's Fees and Expenses. With respect to each placement made by the Placement Agent, the Company will pay the Placement Agent a commission equal to 10% of the amount derived by multiplying the Option exercise price by the number of Options placed and an additional non-accountable expense allowance equal to 3% of the amount derived by multiplying the Option exercise price by the number of Options placed. All of the foregoing amounts are payable directly to the Placement Agent within five days after the date of the grant of the Options made by the Placement Agent.

5. Indemnification and Contribution.

5.1 Indemnification by the Company. The Company and Nikos Mouyiaris agree to indemnify and hold harmless the Placement Agent, its directors, officers, employees, affiliates and other representatives and each person, if any, who controls the Placement Agent within the meaning of the Securities Act of 1933, as amended (the "Securities Act") and/or Exchange Act against any losses, claims, damages or liabilities, joint or several, to which the Placement Agent or such controlling person may become subject, under the Securities Act and/or Exchange Act, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained (A) in the Offering Documents, or (B) in any blue sky application or other document executed by the Company specifically for blue sky purposes or based upon any other written information furnished by the Company or on its behalf to any state or other jurisdiction in order to qualify any or all of the Options and the Common Stock issuable upon exercise of the Options under the securities laws thereof (any such application, document or information being hereinafter called a "Blue Sky Application"), (ii) any breach by the Company of any of its representations, warranties or covenants contained or referenced herein, or in any of the Offering Documents, or (iii) the omission or alleged omission by the Company to state in the Offering Documents or in any Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and, subject to the other provisions of this Section 5, will reimburse the Placement Agent and each such controlling person for any legal or other expenses reasonably incurred by the Placement Agent or such controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information regarding the Placement

Agent which is furnished in writing to the Company by the Placement Agent or on its behalf specifically for inclusion in the Offering Documents or any such Blue Sky Application (collectively, the "Non-Indemnity Events"). Notwithstanding the forgoing, the indemnification by Mr. Mouyiaris is limited to the relative benefits received by the Company from Options placed by the Placement Agent. The relative benefits received by the Company shall be deemed to be the total proceeds the Company would be entitled to receive upon exercise of the Options placed by the Placement Agent (net of fees and expenses payable to the Placement Agent pursuant to Section 4 hereof).

5.2 Procedure. Promptly after receipt by an indemnified party under this Section 5 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 5, notify in writing the indemnifying party of the commencement thereof; and the omission to so notify the indemnifying party or the lack of prompt notice of the indemnifying party will relieve the indemnifying party from any liability under this Section 5 as to the particular item for which indemnification is then being sought, but not from any other liability which it may have to any indemnified party. In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and to the extent that it may wish, jointly with any other indemnifying party, similarly notified, to assume the defense thereof, with counsel who shall be to the reasonable satisfaction of such indemnified party, and after notice from the indemnifying party to such indemnified party of its election to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section 5 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable cost of investigation. Any such indemnifying party shall not be liable to any such indemnified party on account of any settlement of any claim or action effected without the consent of such indemnifying party.

5.3 Attorney's Fees. The amount payable by a party under this Section 5 as a result of the losses, claims, damages, liabilities or expenses referred to above will be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, however, that the indemnifying party shall be responsible for fees and disbursements of counsel incurred by an indemnified party in any action or proceeding between the indemnified party and any third party, or between the indemnifying party and indemnified party only with respect to an action or proceeding to enforce the indemnification provisions of this Section 5; provided, however, that if the indemnified party is found liable to the indemnifying party for the subject of the action or proceeding of a court of competent jurisdiction, then the indemnified party shall promptly return the monies expended in its favor by the indemnifying party pursuant to this Section.

5.4 Notices. Any notice hereunder shall be in writing and shall be effective when delivered in person or by facsimile transmission, or mailed by certified mail, postage prepaid, return receipt requested, to the appropriate party or parties, at the following addresses: if to the Placement Agent, Wien Securities Corp., 525 Washington Boulevard, Jersey City, New Jersey 07310; with a copy to Spector & Feldman, LLP, 800 Second Avenue, New York, New York 10017, Attention: Murray Beckerman; if to the Company, to Profound Beauty Inc., 32-02 Queens Blvd., Long Island City, New York 11101; with a copy to Olshan Grundman Frome

Rosenzweig & Wolosky LLP, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky or, in each case, to such other address as the parties may hereinafter designate by like notice.

6. Parties. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Neither party may assign this Agreement or its obligations hereunder without the prior written consent of the other party.

7. Amendment and/or Modification. Neither this Agreement, nor any term or provision hereof, may be changed, waived, discharged, amended, modified or terminated orally, or in any manner other than by an instrument in writing signed by each of the parties hereto.

8. Further Assistance. Each party to this Agreement will perform any and all acts and execute any and all documents as may be necessary and proper under the circumstances in order to accomplish the intent and purposes of this Agreement and to carry out its provisions.

9. Validity. In case any term of this Agreement will be held invalid, illegal or unenforceable, in whole or in part, the validity of any of the other terms of this Agreement will not in any way be affected thereby.

10. Entire Agreement. This Agreement, contains the entire agreement and understanding of the parties with respect to the subject matter hereof and thereof, respectively, and there are no representations, inducements, promises or agreements, oral or otherwise, not embodied in this Agreement. Any and all prior discussions, negotiations, commitments and understanding relating to the subject matter of this Agreement is superseded by this Agreement.

11. Counterparts. This Agreement may be executed in counterparts and each of such counterparts will for all purposes be deemed to be an original, and such counterparts will together constitute one and the same instrument.

12. Law and Arbitration. This Agreement will be deemed to have been made and delivered in New York City and will be governed as to validity, interpretation, construction, effect and in all other respects by the internal law of the State of New York. The Company and the Placement Agent each agrees that any controversy or claim arising out of or relating to this Agreement or any transactions provided for herein, or the breach thereof, shall be settled by arbitration in accordance with the Rules of the American Arbitration Association (the "Rules") in effect at the time demand for arbitration is made by any party. One arbitrator shall be named by the Company, a second shall be named by the Placement Agent and the third arbitrator shall be named by the two arbitrators so chosen. Arbitration shall occur in New York, New York or such other location as may be mutually agreed to by the Company and the Placement Agent. The award made by all or a majority of the panel of arbitrators shall be final and binding. The prevailing party shall be entitled to reasonable attorneys' fees, costs and expenses incurred in connection with the arbitration and any judicial proceedings related thereto. The decision of the arbitrators shall be final, conclusive and binding on the parties. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof, and the parties irrevocably consent to the jurisdiction of the New York State courts for this purpose.

[SIGNATURE PAGE FOLLOWS]

If you find the foregoing is in accordance with our understanding, kindly sign and return to us a counterpart hereof, whereupon this instrument along with all counterparts will become a binding agreement between us.

Very truly yours,

PROFOUND BEAUTY INC.

By: /s/ Nikos Mouyiaris

AGREED:

WIEN SECURITIES CORP.

By: /s/ Stephen S. Wien